                                                      Pursuant to Rule 424(b)(5)
                                                      Registration No. 333-34763


PROSPECTUS SUPPLEMENT
(To Prospectus Dated September 3, 1997)

                                2,000,000 SHARES

                        OMEGA HEALTHCARE INVESTORS, INC.
                   8.625% SERIES B CUMULATIVE PREFERRED STOCK
                     (LIQUIDATION PREFERENCE $25 PER SHARE)
                               ------------------
[OMEGA HEALTHCARE INVESTORS, INC. LOGO]

    The shares of the 8.625% Series B Cumulative Preferred Stock, par value $1.00 (the "Series B Preferred Stock"), are being offered by Omega Healthcare Investors, Inc., a Maryland corporation (the "Company"), that has elected to be taxed for Federal income tax purposes as a real estate investment trust (a "REIT"). Dividends on the Series B Cumulative Preferred Stock are cumulative from the date of original issue and are payable quarterly, commencing on August 15, 1998, to shareholders of record on July 31, 1998 for the period through July 31, 1998 at the rate of 8.625% per annum of the $25 liquidation preference (the "Liquidation Preference") per share (equivalent to a fixed annual amount of $2.156 per share). See "Description of Series B Preferred Stock -- Dividends."

    Except in certain circumstances relating to preservation of the Company's qualification as a REIT, the Series B Preferred Stock is not redeemable prior to July 1, 2003. On and after such date, the Series B Preferred Stock may be redeemed for cash at the option of the Company in whole or in part, at a redemption price of $25 per share, plus accrued and unpaid dividends thereon, if any, up to the redemption date without interest. The Series B Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption and will not be convertible into any other security of the Company. The Series B Preferred Stock will rank on a parity with the outstanding shares of Series A Preferred Stock of the Company (as defined herein), and senior to the Common Stock (as defined herein), in each case with respect to the payment of dividends and the distribution of amounts upon liquidation, dissolution or winding up of the Company. The redemption price (other than any portion thereof consisting of accumulated and unpaid distributions) is payable solely out of the sale proceeds of other capital stock of the Company, which may include other series of preferred stock. See "Description of Series B Preferred Stock -- Maturity" and "-- Redemption."

    In order to ensure that the Company continues to meet the requirements for qualification as a REIT under the Internal Revenue Code of 1986, as amended, (the "Code"), shares of Series B Preferred Stock shall be deemed "Excess Shares" if a holder owns more than 9.9% in value of the Company's outstanding capital stock, and the Company will have the right to purchase Excess Shares from the holder. See "Description of Series B Preferred Stock -- Restrictions on Ownership."

    Application has been made to list the Series B Preferred Stock on the New York Stock Exchange ("NYSE"), under the symbol "OHI PrB." Trading of the Series B Preferred Stock on the NYSE is expected to commence within 30 days of initial delivery of the Series B Preferred Stock. While the Underwriters have advised the Company that they intend to make a market in the Series B Preferred Stock prior to commencement of trading on the NYSE, they are under no obligation to do so and no assurance can be given that a market for the Series B Preferred Stock will exist prior to commencement of trading or at any time. See "Underwriting."

    SEE "RISK FACTORS" BEGINNING ON PAGE S-9 OF THIS PROSPECTUS SUPPLEMENT FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SERIES B PREFERRED STOCK.
                               ------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                               ------------------

======================================================================================================================
                                                        PRICE TO         UNDERWRITING DISCOUNTS       PROCEEDS TO
                                                        PUBLIC(1)          AND COMMISSIONS(2)         COMPANY(3)
----------------------------------------------------------------------------------------------------------------------
Per Share..........................................    $     25.00             $    .7875             $   24.2125
----------------------------------------------------------------------------------------------------------------------
Total(4)...........................................    $50,000,000             $1,575,000             $48,425,000
======================================================================================================================

    (1) Plus accrued distributions, if any, from the date of original issue.

    (2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

    (3) Before deducting estimated expenses of $425,000 payable by the Company.
                               ------------------

    The Series B Preferred Stock is offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, subject to approval of certain legal matters by counsel for the Underwriters and to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the certificates evidencing the Series B Preferred Stock will be made at the offices of Smith Barney Inc., 333 West 34th Street, New York, New York 10001 on or about April 28, 1998.

                               ------------------

SALOMON SMITH BARNEY                                   A.G. EDWARDS & SONS, INC.

                COWEN & COMPANY
                                    EVEREN SECURITIES, INC.
                                                      MORGAN STANLEY DEAN WITTER
April 23, 1998

                             AVAILABLE INFORMATION

     Electronic filings made through the electronic data gathering, analysis and retrieval system are publicly available through the Commission's web site (http://www.sec.gov).

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SERIES B PREFERRED STOCK, INCLUDING BY OVER-ALLOTMENT, ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS AND IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                          FORWARD-LOOKING INFORMATION

     This Prospectus Supplement and the accompanying Prospectus contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and is including this statement for purposes of complying with these safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations of the Company, are generally identifiable by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project" or similar expressions. The Company's ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse effect on the operations and future prospects of the Company include, but are not limited to, changes in: economic conditions generally and the real estate market specifically, legislative/regulatory changes (including changes to laws governing the taxation of REITs), availability of capital, interest rates, competition, supply and demand for healthcare properties in the Company's current and proposed market areas and general accounting principles, policies and guidelines applicable to REITs. These risks and uncertainties, together with those stated under the caption "Risk Factors" in the accompanying Prospectus, should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements.

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus Supplement and the accompanying Prospectus or incorporated herein or therein by reference. Investors should consider carefully the risk factors related to the purchase of Series B Preferred Stock of the Company. See "Risk Factors."

                                  THE COMPANY

     Omega Healthcare Investors, Inc. (the "Company") was incorporated in the State of Maryland on March 31, 1992. It is a self-administered real estate investment trust ("REIT") which invests in income-producing healthcare facilities, principally long-term care facilities located in the United States.

     As of December 31, 1997, the Company's portfolio of domestic investments consisted of 258 long-term care facilities, 3 medical office buildings and 2 rehabilitation hospitals. The Company owns and leases 178 long-term facilities, 3 medical office buildings and 2 rehabilitation hospitals, and provides mortgages, including participating and convertible participating mortgages, on 80 long-term healthcare facilities. The facilities are located in 26 states and operated by 29 unaffiliated operators. The Company's gross real estate investments at December 31, 1997 totaled $779.4 million. During 1997, new investments approximated $196 million as a result of entering into sale/leaseback transactions and making mortgage loans and other investments.

     The investment objectives of the Company are to pay regular cash dividends to shareholders; to provide the opportunity for increased dividends from annual increases in rental and interest income from revenue participations and from portfolio growth; to preserve and protect shareholders' capital; and to provide the opportunity to realize capital growth.

     The Company intends to make and manage its investments (including the sale or disposition of property or other investments) in such a manner as to be consistent with the requirements of the Code (and regulations thereunder) to qualify as a REIT, unless, because of changes in circumstances or changes in the Code (or regulations thereunder), the Board of Directors determines that it is no longer in the best interests of the Company to qualify as a REIT.

     The executive offices of the Company are located at 905 West Eisenhower Circle, Suite 110, Ann Arbor, Michigan 48103. Its telephone number is (734) 747-9790.

INVESTMENT STRATEGIES AND POLICIES

     The Company maintains a diversified portfolio of income-producing healthcare facilities or mortgages thereon, with a primary focus on long-term care facilities located in the United States. In making investments, the Company generally seeks established, creditworthy, middle market healthcare operators which meet the Company's standards for quality and experience of management. Although the Company has emphasized long-term care investments, it intends to diversify prudently into other types of healthcare facilities or other properties. The Company actively seeks to diversify its investments in terms of geographic location, operators and facility types.

     In evaluating potential investments, the Company considers such factors as:
(i) the quality and experience of management and the creditworthiness of the operator of the facility; (ii) the adequacy of the facility's historical, current and forecasted cash flow to meet operational needs, capital expenditures and lease or debt service obligations, while providing a competitive return on investment to the Company; (iii) the construction quality, condition and design of the facility; (iv) the geographic area and type of facility; (v) the tax, growth, regulatory and reimbursement environment of the community in which the facility is located; (vi) the occupancy and demand for similar healthcare facilities in the same or nearby communities; and (vii) the payor mix of private, Medicare and Medicaid patients.

     The Company plans to maintain its percentage of equity and equity-linked investments at approximately 65% to 75% of its portfolio and to increase the number of operators and geographic diversity of the facilities in its portfolio as well as to continue to expand its relationships with current operators.

     The Company believes that a growing market exists for REITs focusing in the long-term care industry. According to data from the U.S. Census Bureau, in 1995 there were approximately 3.6 million Americans over the age of 85, comprising 1.4% of the total U.S. population. From 1960 to 1994, the population within this age group increased at more than five times the rate of the increase for the total population. The Company believes that the fundamentals of the long-term care and nursing home industry will continue to be strong and provide good opportunity for additional investment in the foreseeable future. The long-term care industry provides sub-acute medical and custodial care to the senior population of the United States. The demand for long-term care comes principally from those individuals over 85 years of age. Due to demographic trends, regulation and government support, the Company believes that the long-term care sector of the healthcare industry has been one of the less volatile segments of the industry.

     The Company continually assesses and reassesses investments in other healthcare and senior medical services markets, including the assisted living market. Assisted living units are designed for seniors who need assistance with basic activities such as bathing, meal preparation and eating. While strong demographic demands support this segment, low barriers to entry and the unregulated nature of assisted living pose additional risks in this healthcare segment. The Company believes that there may be selected opportunities to participate in this sector, but to date has not made significant investments in properties of this type.

     Additionally, the Company believes that acute care hospitals presently represent a substantial portion of healthcare expenditures in the United States. While the Company has made limited investments in this segment, with a total of approximately $50 million invested to date, the Company anticipates that future investments will result from the need for capital and the evolving demand for healthcare properties operated by acute care delivery systems.

     A fundamental investment strategy of the Company is to obtain contractual rent escalations under long-term, non-cancelable triple net leases (whereby the tenant is responsible for all maintenance, repairs, taxes and insurance on the leased properties), revenue participations through participating mortgage loans and substantial security deposits. Additional security is typically provided by covenants regarding minimum working capital and net worth, liens on accounts receivable and other operating assets, and various provisions for cross-default, cross-collateralization and corporate/personal guarantees, when appropriate.

     The Company prefers to invest in equity ownership of properties. Due to regulatory, tax or other considerations, the Company sometimes pursues alternative investment structures, including Convertible Participating and Participating Mortgages, that achieve returns comparable to equity investments. The following summarizes the four primary structures currently used by the
Company:

          Purchase/Leaseback. The Company's owned properties are generally leased under provisions of leases for terms ranging from 5 to 17 years, plus renewal options. The leases originated by the Company generally provide for minimum annual rentals which are subject to annual formula increases (i.e., based upon such factors as increases in the Consumer Price Index ("CPI") or increases in the revenues of the underlying properties), with certain fixed minimum and maximum levels. Generally, the operator holds an option to repurchase the property at set dates and at prices based on specified formulas.

          Convertible Participating Mortgage. Convertible Participating Mortgages are secured by first mortgage liens on the underlying real estate and personal property of the mortgagor. Interest rates are usually subject to annual increases based upon increases in the CPI or increases in revenues of the underlying long-term care facilities, with certain maximum limits. Convertible Participating Mortgages afford the Company an option to convert its mortgage into direct ownership of the property, generally within six to nine years from inception; they are then subject to a leaseback to the operator for the balance of the original agreed term and for the original agreed participations in revenues or CPI adjustments. This allows the Company to capture a portion of the potential appreciation in value of the real estate. The operator has the right to purchase the Company's option at prices based on specified formulas.

          Participating Mortgage. Participating Mortgages of the Company are secured by first mortgage liens on the underlying real estate and personal property of the mortgagor. Interest rates are usually subject to annual increases based upon increases in the CPI or increases in revenues of the underlying long-term care facilities, with certain maximum limits.

          Fixed-Rate Mortgage. These Mortgages of the Company, with a fixed interest rate for the mortgage term, are also secured by first mortgage liens on the underlying real estate and personal property of the mortgagor.

     The Company may determine to finance acquisitions through the exchange of properties or the issuance of shares of its capital stock to others, if such transactions otherwise satisfy the Company's investment criteria. The Company also has authority to repurchase or otherwise reacquire its Common Stock or any other securities and may determine to do so in the future.

     To the extent that the Company's Board of Directors determines to obtain additional capital, the Company may raise such capital through additional equity offerings, debt financings or retention of cash flow (subject to provisions of the Code, as amended concerning the taxability of undistributed income of REITs), or a combination of these methods.

     The Board of Directors, without the approval of the shareholders, may alter the Company's investment policies if the Board determines in the future that such a change is in the best interests of the Company and its shareholders. The methods of implementing the Company's investment policies may vary as new investments and financing techniques are developed or otherwise employed.

RECENT DEVELOPMENTS

     Omega Worldwide, Inc. In 1995, the Company sponsored the organization of Principal Healthcare Finance Limited (Principal), an Isle of Jersey company, whose purpose is to invest in nursing homes and long-term care facilities in the United Kingdom. At December 31, 1997, Principal owned and leased to operators 154 facilities representing approximately 7,200 nursing home beds in England, Scotland and Northern Ireland for which it had invested approximately L215 million. In November 1997 the Company determined to form a separate company -- Omega Worldwide, Inc. -- and to capitalize it by contributing to it substantially all of the interest held by the Company in Principal. Worldwide was established to provide investment advisory services to and hold equity and debt interests in real estate companies engaged in providing sale/leaseback and other capital financing to healthcare providers throughout the world, principally in countries other than the United States. Worldwide anticipates conducting certain activities in the United States, such as investment advisory services, which do not fit easily within the Company because of REIT requirements.

     The Company had invested approximately $7 million for 4,327,500 ordinary shares of Principal and owned approximately 43% of the outstanding ordinary shares at December 31, 1997 together with a L15 million principal amount subordinated debenture due June 30, 2000 and warrants to purchase 10,555,000 ordinary shares. The Company also provided investment advisory and management services to Principal and from time to time had advanced temporary loans to Principal. The Company determined to contribute substantially all of its Principal assets to Omega Worldwide in exchange for approximately 8.5 million shares of Worldwide common stock, reserving in the Company only 990,000 ordinary shares of Principal (approximately 9%).

     A registration statement for 11,250,000 shares of Worldwide was filed with the SEC in December, 1997 and became effective on April 2, 1998.

     Of the 8,500,000 shares of Worldwide received by the Company, approximately 5,200,000 were distributed on April 2, 1998 to the shareholders of the Company on the basis of one Worldwide share for every 3.77 common shares of the Company held by shareholders of the Company on the record date of February 1, 1998. Of the remaining 3,300,000 shares of Worldwide received by the Company, approximately 1,000,000 shares or approximately 9% of Worldwide are being held by the Company, and the other 2,300,000 shares were sold by the Company on April 3, 1998 for net proceeds of approximately $16,250,000 in a secondary offering pursuant to a registration statement of Worldwide declared effective by the Securities and Exchange

Commission on April 2, 1998. The carrying value of the interests transferred by the Company to Worldwide exceeds the net proceeds of the secondary offering by approximately $10 million.

     Worldwide, in its registration statement referred to above, also registered and sold in a primary offering 500,000 shares of its common stock, the proceeds of which were received by Worldwide. Worldwide also registered rights (the "Rights") to acquire 2,250,000 of its common shares at $7.50 per share on the basis of one Right for every 4.00 shares of Worldwide common stock held on the record date of April 3, 1998. Shareholders of the Company who hold Worldwide shares as a result of the distribution by the Company of 5,200,000 shares will also have the opportunity to participate in the Rights offering. Shareholders of Worldwide who exercise their Rights may also oversubscribe for additional shares of Worldwide not purchased through the exercise of Rights.

     Unison Healthcare Corp. Through two subsidiaries (BritWill I and BritWill
II) and an affiliated partnership (BritWill Indiana Partnership) (the "BritWill Entities") Unison Healthcare Corporation (the "Tenant") currently operates twenty nursing homes representing approximately 2,000 licensed nursing beds with a total Company investment of $45 million, or approximately 5.7% of the assets of the Company at December 31, 1997. Fourteen of the facilities are leased in Indiana and Texas and six facilities are subject to a mortgage loan of approximately $10.5 million. At December 31, 1997 Unison was in default under several provisions of its lease agreement and mortgage notes with the Company, including non-payment of rents and interest totaling $1.5 million. Pursuant to due notice, the Company as of January 2, 1998, terminated the leases with respect to fourteen properties and accelerated the indebtedness with respect to six properties. Subsequently in January 1998, the BritWill Entities filed for protection under the bankruptcy code in order to stay the Company's recovery of possession of the premises.

     At January 1, 1998, the Company held cash deposits totaling approximately $3.9 million as security for the performance by the BritWill Entities of their obligations and, in addition, held the guarantee of the Tenant and the personal guarantee of its Chairman of the Board.

     The Company has vigorously pursued its remedies under various agreements, guarantees and undertakings, has applied to the bankruptcy court for relief from the automatic bankruptcy stay and has also filed an action in Federal court and then refiled in Texas court to enforce the guarantee of the Chairman of the Board of Directors of the Tenant. The Company has also requested and been granted an order compelling payment in an amount equal to the monthly rent which would have been payable by the BritWill Entities under the leases. The BritWill Entities have made payments of $362,675 monthly during January, February and March 1998.

     In January 1998 the Company applied $1.6 million from the cash deposits held to reduce the mortgage indebtedness and interest due thereunder; the Company continues to hold approximately $2.3 million in liquidity and security deposits.

     Because the Company has been advised by bankruptcy counsel that BritWill Entities leased certain Texas properties from an affiliated partnership to which the automatic stay may be applicable, the Company has suspended its Texas state foreclosure proceedings and its claims under the Tenant's guarantee, pending action by the bankruptcy court to lift the automatic stay.

     The Tenant requested that the Company enter into negotiations to reinstate or renew its leases and reinstate the mortgage. While the Company has continued to pursue its legal remedies in bankruptcy and in Texas state courts, it has also begun negotiations with the Tenant and the holders of the Tenant's senior and subordinated bonds. Such negotiations are in a preliminary stage and no assurance can be given that such negotiations will achieve a result satisfactory to the Company. The Company believes that there will be no material adverse effect on its financial condition or results of operations as a result of the bankruptcy and expects that it will either recover possession of its assets in order to lease them to others or will come to agreement with respect to their continued operation by the Tenant. However, there can be no assurance that further adverse financial developments within the Tenant or in the bankruptcy proceeding will not occur.

     First Quarter 1998. Funds from operations for the first quarter of 1998 increased 16.7% to $16,057,000 ($0.80 per share on a fully diluted basis) compared to the first quarter of 1997. Revenues for the quarter increased 31% to $26.3 million, and net earnings available to common increased 8.3% to $10,817,000.

     During the first quarter of 1998, the Company acquired $97.8 million in real estate properties and placed $12 million in real estate mortgages, for total real estate investments for the quarter of $109.8 million. The mortgage loan was placed at a 9.5% rate, while the leases on the purchased properties have initial yields ranging from 9.8% to 10.9%.

     At March 31, 1998, the Company had 276 facilities with over 26,000 beds located in 28 states operated by 29 independent healthcare operating companies. The Company's total assets were $941.4 million at March 31, 1998.

     After giving effect to the 1998 acquisitions, 67.6% of the Company's real estate investments are operated by seven public companies, including Sun Healthcare Group, Inc. (25.6%), Integrated Health Services, Inc. (13.3%), Advocat Inc. (12.7%), Paragon Health Network, Inc. (6.6%) and 3 other public companies (9.4%).

     Other Transactions. The Company regularly evaluates investment opportunities and extends credit to its customers in the ordinary course of its business. It is regularly engaged in lease and loan extensions and modifications and believes its management has the experience and expertise to deal with such issues as may arise from time to time.

                                  THE OFFERING

Securities Offered............   2,000,000 shares of 8.625% Series B Cumulative
                                 Preferred Stock. The Company has applied to list its Series B Preferred Stock on the NYSE under the symbol "OHI PrB." See "Underwriting."

Maturity......................   The Series B Preferred Stock has no stated
                                 maturity and will not be subject to any sinking fund or mandatory redemption. See "Description of Series B Preferred Stock -- Maturity."

Use of Proceeds...............   Net proceeds from the sale of the Series B
                                 Preferred Stock will be used to repay
                                 outstanding borrowings on the Company's
                                 revolving line of credit. See "Use of
                                 Proceeds."

Ranking.......................   With respect to the payment of dividends and
                                 amounts upon liquidation, the Series B
                                 Preferred Stock will rank senior to the Common
                                 Stock, and will rank on a parity with the Company's 9.25% Series A Cumulative Preferred
                                 Stock. See "Description of Series B Preferred
                                 Stock -- Rank," "-- Dividends" and "--
                                 Liquidation Preference."

Dividends.....................   Dividends on the Series B Preferred Stock are
                                 cumulative from the date of original issue and are payable quarterly on or before the 15th day of August, November, February, and May commencing on August 15, 1998 to shareholders of record on the last business day of the preceding month, for the periods ended July 31, October 31, January 31 and April 30 as applicable at the rate of $2.156 per annum of the Liquidation Preference. See "Description of
                                 Series B Preferred Stock -- Dividends."

Liquidation Preference........   The Liquidation Preference is equal to $25 per
                                 share of Series B Preferred Stock, plus accrued and unpaid dividends (whether or not declared).
                                 See "Description of Series B Preferred Stock --
                                 Liquidation Preference."

Redemption....................   Except in certain circumstances relating to
                                 preservation of the Company's status as a REIT, the Series B Preferred Stock is not redeemable prior to July 1, 2003. On and after such date, the Series B Preferred Stock will be redeemable for cash at the option of the Company, in whole or in part, at a redemption price of $25 per share, plus dividends accrued and unpaid at the redemption date (whether or not declared) without interest. The redemption price (other than any portion thereof consisting of accumulated and unpaid distributions) is payable solely out of the sale proceeds of other capital stock of the Company, which may include other series of preferred stock. See "Description of Series B
                                 Preferred Stock -- Redemption" and "--
                                 Restrictions on Ownership."

Voting Rights.................   Holders of Series B Preferred Stock generally
                                 will have no voting rights. However, whenever dividends on any shares of Series B Preferred
                                 Stock shall be in arrears for six or more quarterly periods, whether or not such quarterly periods are consecutive, the holders of such shares (voting separately as a class with the holders of the 9.25% Series A
                                 Cumulative Preferred Stock and with the holders of all other series of preferred stock upon which like voting rights have been conferred and are exercisable), will be entitled to vote for the election of two additional directors of the Company until all dividends accumulated on such shares of Series B Preferred Stock have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment. In addition, certain changes to the terms of the Series B Preferred Stock that would be materially adverse to the rights of holders of the Series B Preferred Stock cannot be made without the affirmative vote of holders of at least two-thirds of the outstanding
                                 Series B Preferred Stock. See "Description of
                                 Series B Preferred Stock -- Voting Rights."

Conversion....................   The Series B Preferred Stock is not convertible
                                 into or exchangeable for any other property or securities of the Company.

                                  RISK FACTORS

     An investment in the Series B Preferred Stock involves various risks, including those described below. Investors should carefully consider these risk factors together with all of the information set forth or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus in determining whether to purchase shares of Series B Preferred Stock. Information contained or incorporated by reference in this Prospectus Supplement or in the accompanying Prospectus may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," or "continue" or the negative thereof or other comparable terminology. The following matters and certain other factors noted throughout this Prospectus Supplement and the accompanying Prospectus, and any documents incorporated by reference herein or therein and exhibits hereto and thereto, constitute cautionary statements identifying important factors with respect to any such forward-looking statements, including certain risks and uncertainties, that could cause the Company's actual results to differ materially from those contained in any such forward-looking statements.

GOVERNMENT REGULATION

     Potential Reduction in Revenues of Lessees/Borrowers Due to Healthcare Reform. Federal healthcare legislation enacted in 1996 focused on assuring portability of employee healthcare benefits and increasing enforcement powers of federal agencies that investigate and prosecute fraud and abuse in federally funded healthcare programs. Ongoing federal budget constraints will continue to place priority on the need to slow the growth rate in federal healthcare expenditures. It is anticipated that further debate on overall structural reform of federal healthcare programs will affect additional legislative action on cost-containment. It also is anticipated that private payor efforts to contain or reduce healthcare costs will continue. These trends are likely to lead to reduced or slower growth in reimbursement for certain services provided by some of the Company's lessees and borrowers. No assurance can be given that the implementation of any reforms will not have a material adverse effect on the Company's financial condition or results of operations.

     Potential Loss of Licensure or Certification by Lessees/Borrowers. The healthcare industry is highly regulated by federal, state and local law, and is directly affected by state and local licensure, fines, and loss of certification to participate in the Medicare and Medicaid programs, as well as potential criminal penalties. The failure of any lessee or borrower to comply with such laws, requirements and regulations could adversely affect its ability to operate its facilities and could affect such lessee's or borrower's ability to make debt or lease payments to the Company.

     Reliance on Government Reimbursement by Lessees/Borrowers. A significant portion of the revenue of the Company's lessees and borrowers is derived from governmentally-funded reimbursement programs, such as Medicare and Medicaid. These programs are highly regulated and subject to frequent and substantial changes resulting from legislation, adoption of rules and regulations, and administrative and judicial interpretations of existing law.

     The levels of revenues and profitability of the Company's lessees and mortgagors will continue to be affected by the ongoing efforts of third-party payors to contain or reduce the costs of healthcare. Recent legislation changes the Medicare payment methodology for skilled nursing facilities effective for cost reporting years commencing after July 1, 1998. The cost-based system will be replaced by a federal per diem rate that is phased in over four years. The new per diem rate will be the sole payment for both direct nursing care ("Part A services") and ancillary services that were previously billed separately from the cost-based reimbursement system ("Part B services"). Capital costs are also to be included in the per diem rate. Many states have also converted to a system based on prospectively determined fixed rates.

     Until 1997, state Medicaid programs were required to reimburse nursing facilities based on rates that were reasonable and adequate to meet the costs that must be incurred by efficiently and economically operated facilities in order to provide services in conformity with federal and state standards and to assure reasonable access to patients. This law restricted the ability of the states to reduce Medicaid payments. Congress repealed this requirement in 1997. Under the new law, states need only publish the methodology used to develop the proposed rates, along with a justification for the methodology, and allow public comment. Proposals have also been made to limit Medicaid reimbursement for healthcare services in many of the states in which the Company's facilities are located.

     Any changes in reimbursement policies which reduce reimbursement levels could adversely affect revenues of the Company's lessees and borrowers and thereby adversely affect those lessees' and borrowers' abilities to make their monthly lease or debt payments to the Company. Failure of the lessees or borrowers to make their monthly payments would have a direct and material adverse impact on the Company.

HEALTHCARE REAL ESTATE INVESTMENT RISKS

     The Company's investments in healthcare facilities are subject to various real estate related risks.

     Volatility of Income and Returns. The possibility that the healthcare facilities will not generate income sufficient to meet operating expenses or will yield returns lower than those available through investments in comparable real estate or other investments are additional risks of investing in healthcare related real estate. Income from properties and yields from investments in such properties may be affected by many factors, including changes in governmental regulation (such as zoning laws), general or local economic conditions (such as fluctuations in interest rates and employment conditions), the available local supply of and demand for improved real estate, a reduction in rental income as the result of an inability to maintain occupancy levels, natural disasters (such as earthquakes and floods) or similar factors.

     There can be no assurance that the Medicaid reimbursement programs in each of the states where the lessees' and mortgagors' facilities are located will reimburse rent or interest costs of the lessees and mortgagors at increased levels recognizing the initial sales to or borrowings from the Company. Failure by these state Medicaid programs to provide reimbursement at current or increased levels could have an adverse effect upon the cash flow of the facilities and, hence, on the ability of the Company's lessees and mortgagors to meet their respective payment obligations to the Company. Additionally, Medicare regulations provide that effective December 1, 1997, when a facility changes ownership (by sale or under certain lease transactions), reimbursement for depreciation and interest will be based on the cost to the owner of record as of August 5, 1997, less depreciation allowed. Previously, the buyer would use its cost of purchase up to the original owner's historical cost before depreciation. Such changes could adversely affect the resale value of the Company's healthcare facilities.

     Illiquidity of Real Estate Investments. Real estate investments are relatively illiquid and, therefore, tend to limit the ability of the Company to vary its portfolio promptly in response to changes in economic or other conditions. All of the Company's properties are "special purpose" properties that could not be readily converted to general residential, retail or office use. Healthcare facilities that participate in Medicare or Medicaid must meet extensive program requirements, including physical plant and operational requirements, which are revised from time to time. Such requirements may include a duty to admit Medicare and Medicaid patients, limiting the ability of the facility to increase its private pay census beyond certain limits. Medicare and Medicaid facilities are regularly inspected to determine compliance, and may be excluded from the programs -- in some cases without a prior hearing -- for failure to meet program requirements. Transfers of operations of nursing homes and other healthcare-related facilities are subject to regulatory approvals not required for transfers of other types of commercial operations and other types of real estate. Thus, if the operation of any of the Company's properties becomes unprofitable due to competition, age of improvements or other factors such that the lessee or borrower becomes unable to meet its obligations on the lease or mortgage loan, the liquidation value of the property may be substantially less, particularly relative to the amount owing on any related mortgage loan, than would be the case if the property were readily adaptable to other uses. The receipt of liquidation proceeds or the replacement of an operator that has defaulted on its lease or loan could be delayed by the approval process of any federal, state or local agency necessary for the transfer of the property or the replacement of the operator licensed to manage the facility. In addition, certain significant expenditures associated with real estate investment (such as real estate taxes and maintenance costs) are generally not reduced when circumstances cause a reduction in income from the investment. Should such events occur, the Company's income and cash flows from operations would be adversely affected.

     Uninsured Loss. The Company currently requires, and it is the intention of the Company to continue to require, all lessees and borrowers to secure adequate comprehensive property and liability insurance that covers the Company as well as the lessee and borrower. Certain risks may, however, be uninsurable or not economically insurable and there can be no assurance the Company or a lessee will have adequate funds to cover all contingencies itself.

RELIANCE ON OPERATORS OF HEALTHCARE FACILITIES

     As of December 31, 1997, three public companies (Sun Healthcare Group, Inc., Advocat Inc., and Paragon Health Network, Inc.) operated/managed 103 facilities representing 51.2% ($398.9 million) of the total of the Company's real estate investments. After giving effect to the 1998 acquisitions, 67.6% of the Company's real estate investments are operated by seven public companies, including Sun Healthcare Group, Inc. (25.6%), Integrated Health Services, Inc. (13.3%), Advocat Inc. (12.7%), Paragon Health Network, Inc. (6.6%) and 3 other public companies (9.4%). The financial position of the Company and its ability to service its debt may be adversely affected by financial difficulties experienced by any of such operators, or any other major operator of the Company. See "Properties -- Operators of Properties." As of December 31, 1997, Unison Healthcare Corp., which operates/manages 20 of the Company's facilities representing approximately 5.7% (approximately $45 million) of the total of the Company's real estate investments, was in default of certain provisions of its lease agreements and mortgages with the Company. See "The Company -- Recent Developments -- Unison Healthcare Corp."

     In early 1996, Emerald Healthcare, Inc. ("Emerald") and ExtendaCare, Inc. ("ExtendaCare") became the operators of certain facilities in Indiana owned by the Company. Because ownership of the real property did not change, the State of Indiana initially declined to adjust cost based Medicaid rates as is required for a "new provider." The delays in receipt of such incremental reimbursement as well as occupancy issues and a buildup of Medicare/Medicaid receivables have created cash flow difficulties for each company. As a result, the Company agreed to defer receipt of certain payments pending receipt of the incremental Medicaid reimbursements. Emerald and ExtendaCare recently received Notice of New Medicaid Rates effective April 1, 1997, and are now entitled to receive the incremental reimbursement for paid Medicaid claims retroactive to April 1, 1997. Emerald and ExtendaCare are not in default under the terms of their revised agreements except that certain principal payments due from Emerald have been deferred. The Company is continuing to review issues with these operators and there can be no assurance that the performance of these operators will be satisfactory over time. At March 31, 1998 the Indiana properties operated by Emerald represent investments of $28.5 million or 3.1% of investments; the Indiana properties operated by ExtendaCare represent investments of $21.1 million or 2.3% of investments.

POSSIBLE ENVIRONMENTAL LIABILITIES

     Under various federal, state and local environmental laws, ordinances and regulations, an owner of real property or a secured lender (such as the Company) may be liable in certain circumstances for the costs of removal or remediation of certain hazardous or toxic substances at, under or disposed of in connection with such property, as well as certain other potential costs relating to hazardous or toxic substances (including government fines and damages for injuries to persons and adjacent property). Such laws often impose such liability without regard to whether the owner knew of, or was responsible for, the presence or disposal of such substances and may be imposed on the owner in connection with the activities of an operator of the property. The cost of any required remediation, removal, fines or personal or property damages and the owner's liability therefore could exceed the value of the property, and/or the assets of the owner. In addition, the presence of such substances, or the failure to properly dispose of or remediate such substances, may adversely affect the owner's ability to sell or rent such property or to borrow using such property as collateral which, in turn, would reduce the Company's revenues.

     Although the Company's leases and mortgage loans require the lessee and the borrower to indemnify the Company for certain environmental liabilities, the scope of such obligations may be limited and there can be no assurance that any such borrower or lessee would be able to fulfill its indemnification obligations.

RESTRICTIONS ON TRANSFER AND LIMITATION ON OWNERSHIP OF STOCK

     For the Company to continue to qualify as a REIT in any taxable year, no more than 50% in value of its outstanding capital stock may be owned, actually or constructively, by five or fewer individuals (as defined in the Code to include certain entities) at any time during the second half of the Company's taxable year. Furthermore, if the Company, or an owner actually or constructively of 10% or more of the value of the Company, actually or constructively owns 10% or more of the value or voting power of a tenant of the Company (or a tenant of any partnership in which the Company is a partner), the rent received by the Company (either directly or through any such partnership) from such tenant will not be qualifying income for purposes of the REIT gross income tests of the Code. See "Certain Federal Income Tax Considerations -- Taxation of the Company." In addition, the capital stock must be owned by 100 or more persons during at least 335 days of each taxable year.

     In order to protect the Company against the risk of losing REIT status due to a concentration of ownership among its shareholders, certain provisions of the Amended and Restated Articles of Incorporation of the Company and Articles Supplementary authorize the Company (i) to refuse to permit the transfer of capital stock to any person if such transfer could jeopardize the qualification of the Company as a REIT and (ii) to redeem any shares of capital stock in excess of 9.9% of the value of the outstanding capital stock of the Company beneficially owned by any person ("Excess Shares"). In addition, the Amended and Restated Articles of Incorporation of the Company and Articles Supplementary provide that any transfer of shares of capital stock, options, warrants or other securities convertible into capital stock that would create a beneficial owner of more than 9.9% of the outstanding shares of capital stock of the Company shall be deemed void ab initio and the intended transferee shall be deemed never to have had an interest in such shares. If such provision is determined to be void or invalid by virtue of any legal decision, statute, rule or regulation, then the transferee of such shares, options, warrants or other securities convertible into such shares shall be deemed, at the option of the Company, to have acted as agent on behalf of the Company in acquiring such shares and to hold such shares on behalf of the Company. Such provisions may inhibit market activity and the resulting opportunity for shareholders to realize a premium for their capital stock that might otherwise exist if an individual were attempting to assemble a block of capital stock in excess of 9.9% of the value of the outstanding capital stock. Also, there can be no assurance that such provisions will in fact prevent the Company from failing to meet such ownership requirements. See "Description of Series B Preferred Stock -- Restrictions on Ownership."

CERTAIN BANKRUPTCY LIMITATIONS

     Generally, the Company's lease arrangements with a single operator who operates more than one of the Company's Facilities is pursuant to a single master lease (a "Master Lease" or collectively, the "Master Leases"). Although each lease or Master Lease provides that the Company may terminate the Master Lease upon the bankruptcy or insolvency of the tenant, the Bankruptcy Reform Act of 1978 ("Bankruptcy Code") provides that a trustee in a bankruptcy or reorganization proceeding under the Bankruptcy Code (or debtor-in-possession in a reorganization under the Bankruptcy Code) has the power and the option to assume or reject the unexpired lease obligations of a debtor-lessee. In the event that the unexpired lease is assumed on behalf of the debtor-lessee, all the rental obligations thereunder generally would be entitled to a priority over other unsecured claims. However, the court also has the power to modify a lease if a debtor-lessee in a reorganization were required to perform certain provisions of a lease that the court determined to be unduly burdensome. It is not possible to determine at this time whether or not any lease or Master Lease contains any such provisions. If a lease is rejected, the lessor has a general unsecured claim limited to any unpaid rent already due plus an amount equal to the rent reserved under the lease, without acceleration, for the greater of one year or 15% of the remaining term of such lease, not to exceed three years. If any lease is rejected, the Company may also lose the benefit of any participation interest or conversion right.

POSSIBLE CHANGE OF INVESTMENT STRATEGIES AND POLICIES AND CAPITAL STRUCTURE

     The Board of Directors, without the approval of the shareholders, may alter the Company's investment strategies and policies if they determine in the future that such a change is in the best interests of the

Company and its shareholders. The methods of implementing the Company's investment strategies and policies may vary as new investments and financing techniques are developed.

TAX RISKS

     The Company was organized and believes that it has conducted and it intends to conduct its operations so as to qualify for taxation as a REIT under Sections 856 through 860 of the Code. See "Certain Federal Income Tax Considerations." Qualification as a REIT involves the satisfaction of numerous requirements (some on an annual and quarterly basis) established under highly technical and complex Code provisions for which there are only limited judicial and administrative interpretations and involve the determination of various factual matters and circumstances not entirely within the Company's control. No assurances can be given that the Company will at all times satisfy these rules and tests.

     If the Company were to fail to qualify as a REIT in any taxable year, as a result of a determination that it failed to meet the annual distribution requirements or otherwise, the Company would be subject to Federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Moreover, unless entitled to relief under certain statutory provisions, the Company also would be disqualified from treatment as a REIT for the four taxable years following the year during which qualification is lost. This treatment would reduce the net earnings and cash flow of the Company available for investment, debt service or distribution to shareholders because of the additional tax liability to the Company for the years involved. In addition, distributions to shareholders would no longer be required to be made. See "Certain Federal Income Tax Considerations."

RISKS ASSOCIATED WITH DEBT FINANCING

     The Company currently uses and intends to continue to use debt financing for existing and additional investments. Such debt financing may include the revolving credit agreement or secured or unsecured long-term debt. The Company's use of debt financing presents the risk to holders of the Series B Preferred Stock that payments of principal and interest on borrowings will leave the Company with insufficient cash resources to pay dividends required by the terms of the Series B Preferred Stock.

RISKS RELATED TO ISSUANCE OF ADDITIONAL PREFERRED STOCK

     The Company's Amended and Restated Articles of Incorporation do not limit the issuance of additional series of preferred stock ranking on a parity with the Series B Preferred Stock, which ranks on a parity with the Series A Preferred Stock issued in April 1997. The issuance of additional preferred stock on a parity with the Series B Preferred Stock and the Series A Preferred Stock could have the effect of diluting the interests of purchasers of the Series B Preferred Stock.

                  RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS

     The ratios of earnings to fixed charges are as follows:

                                                                    YEAR ENDED DECEMBER 31
                                                             -------------------------------------
                                                             1997    1996    1995    1994    1993
                                                             -----   -----   -----   -----   -----
Ratio of Earnings to Combined Fixed Charges and Preferred
  Stock Dividends(1)......................................   2.48x   2.66x   2.92x   2.69x   3.51x

---------------
(1) For purposes of calculating the ratio of earnings to combined fixed charges and preferred stock dividends, net earnings available to common (before extraordinary charge from prepayment of debt in 1995) has been added to fixed charges and that sum has been divided by such fixed charges. Fixed charges consist of interest expense, amortization of deferred financing costs and, starting with the period ended December 31, 1997, preferred stock dividends for the Series A Cumulative Preferred Stock, which is the only series of preferred stock outstanding at December 31, 1997.

                                USE OF PROCEEDS

     The net cash proceeds to the Company from the sale of Series B Preferred Stock after payment of all underwriting discounts and commissions and expenses of the Offering (estimated to be $2,000,000) will be approximately $48 million. The Company intends to use such net proceeds to pay down a portion of its borrowings outstanding at March 31, 1998 of $190 million under its revolving line of credit. The amounts borrowed were used primarily for acquisitions of healthcare facilities.

     On September 30, 1997, the Company consummated a second amended and restated loan agreement. The agreement provides for total permitted borrowings of up to $200 million, reduced interest rates on borrowings, and extends the term of the agreement to September 2000. Borrowings presently bear interest at LIBOR plus 1.00% or, at the Company's option, at the prime rate. Although portions of the borrowings under the Company's line of credit will be paid down with the net proceeds from the Offering, the Company expects to incur additional indebtedness under the revolving credit facility to finance future investments.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company as reported as of December 31, 1997, and on a pro forma basis giving effect to the issuance of the 2,000,000 shares of Series B Preferred Stock offered hereby and the application of the net proceeds therefrom as described in "Use of Proceeds." The capitalization table should be read in conjunction with the Company's condensed consolidated financial statements for the year ended December 31, 1997 and related notes thereto incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

                                                                   DECEMBER 31, 1997
                                                                ------------------------
                                                                AS REPORTED    PRO FORMA
                                                                -----------    ---------
                                                                     (IN THOUSANDS)
DEBT:
  Acquisition line of credit(1).............................     $  58,300     $  10,300
  Unsecured borrowings......................................       186,705       186,705
  Secured borrowings........................................        22,261        22,261
  Subordinated convertible debentures.......................        62,485        62,485
                                                                 ---------     ---------
     Total debt.............................................       329,751       281,751
SHAREHOLDERS' EQUITY(2):
  Preferred stock $1.00 par value: 10,000 shares authorized,
     2,300 shares Series A..................................        57,500        57,500
     2,000 shares Series B..................................                      50,000
  Common stock $.10 par value; 50,000 shares authorized,
     19,475 issued and outstanding..........................         1,947         1,947
  Additional paid-in capital................................       439,214       437,214
  Cumulative net earnings...................................       136,225       136,225
  Cumulative dividends paid.................................      (165,824)     (165,824)
  Unamortized restricted stock awards.......................          (841)         (841)
                                                                 ---------     ---------
     Total shareholders' equity.............................       468,221       516,221
                                                                 ---------     ---------
     TOTAL CAPITALIZATION...................................     $ 797,972     $ 797,972
                                                                 =========     =========

---------------
(1) At March 31, 1998, borrowing under the Company's acquisition line of credit totalled $190 million.

(2) Excludes the pro-forma effects of the Worldwide distribution as of April 2, 1998. The carrying value of the Company's interest in Principal transferred to Worldwide exceeds the proceeds received from the secondary offering by approximately $10 million.

                     SELECTED FINANCIAL AND OPERATING DATA

     The following table sets forth summary operating and financial information which should be read in conjunction with the condensed consolidated financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 1997, which are incorporated by reference into this Prospectus Supplement. This data also should be read in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus Supplement.

                                                          YEAR ENDED DECEMBER 31,
                                            ----------------------------------------------------
                                              1997       1996       1995     1994(1)      1993
                                            --------   --------   --------   --------   --------
                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
OPERATING DATA:
Revenue:
  Rental income...........................  $ 54,073   $ 42,688   $ 40,335   $ 22,142   $ 10,035
  Mortgage interest income................    28,727     24,692     18,621     14,578     10,077
  Other...................................     8,020      5,747      2,474      1,027        638
                                            --------   --------   --------   --------   --------
                                              90,820     73,127     61,430     37,747     20,750
Expenses:
  Depreciation and amortization...........    16,910     13,693     12,995      6,684      2,743
  Interest................................    24,423     20,836     15,325     10,549      4,605
  General and administrative..............     4,636      4,008      3,620      2,737      1,829
                                            --------   --------   --------   --------   --------
                                              45,969     38,537     31,940     19,970      9,177
                                            --------   --------   --------   --------   --------
Net earnings before extraordinary
  charge..................................    44,851     34,590     29,490     17,777     11,573
Extraordinary charge from prepayment of
  debt....................................        --         --      6,479         --         --
Preferred stock dividends.................     3,546         --         --         --         --
                                            --------   --------   --------   --------   --------
Net earnings available to common..........  $ 41,305   $ 34,590   $ 23,011   $ 17,777   $ 11,573
                                            ========   ========   ========   ========   ========
Per share:
  Net earnings before extraordinary
     charge...............................     $2.16      $2.01      $1.83      $1.70      $1.78
  Net earnings -- basic and diluted.......     $2.16      $2.01      $1.43      $1.70      $1.78
  Dividends per share(2):
  Common..................................     $2.58      $2.48      $2.36      $2.20      $2.04
  Preferred...............................     $1.16         --         --         --         --
  Weighted average number of shares
     outstanding (000's)..................    19,085     17,196     16,071     10,451      6,513
     Basic................................    19,085     17,196     16,071     10,451      6,513
     Diluted..............................    19,137     17,240     16,081     10,459      6,518
BALANCE SHEET DATA:
Real estate properties -- net.............  $512,907   $343,293   $336,720   $325,048   $123,753
Mortgage notes receivable.................   218,353    217,474    158,290    141,360    104,641
Total investments.........................   791,780    610,377    527,609    466,408    228,394
Total assets..............................   816,108    634,836    551,188    500,731    243,587
Acquisition line of credit................    58,300      6,000     74,690     20,000     14,500
Subordinated convertible debentures.......    62,485     94,810         --         --         --
Long-term borrowings......................   208,966    135,659    120,453    133,602    103,573
Total liabilities.........................   347,887    251,829    204,059    162,188    120,873
Total shareholders' equity................   468,221    383,007    347,129    338,543    122,714
OTHER DATA:
Number of facilities......................       263        217        186        176         71

---------------
(1) The Company acquired Health Equity Properties Incorporated on September 30, 1994.

(2) Dividends per share are those declared and paid during such period.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Following is a discussion of the consolidated financial condition and results of operations of the Company which should be read in conjunction with the consolidated financial statements and accompanying notes.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

     Revenues for the year ended December 31, 1997 totaled $90,820,000, increasing $17.7 million over 1996 revenues. The 1997 revenue growth stems primarily from additional investments during 1996 and 1997. A partial year of revenues from 1997 investments provided revenue increases of approximately $9.8 million, while a full year of revenues from 1996 investments added $5.1 million to revenues. Additionally, approximately $1.9 million of the revenue growth stems from participating incremental revenues which became effective during 1997.

     Real estate investments of $779.4 million as of December 31, 1997 will provide 1998 annualized revenues of $93.1 million. Revenues will continue at this level until additional 1998 investments are made and additional escalation provisions commence in 1998. Annualized revenues for 1998 represent a $20.1 million increase over the 1997 annualized revenues of $73.0 million based on real estate investments of $593.7 million as of January 1, 1997.

     The following table summarizes the years of expiration of the Company's revenues based on the contractual maturity dates of the leases and mortgages:

                                                                       MORTGAGE
                                                             RENT      INTEREST     TOTAL        %
                                                            -------    --------    -------    -------
                                                                         (IN THOUSANDS)
1998....................................................               $   243     $   243      0.28%
1999....................................................    $ 2,462         29       2,491      2.85%
2000....................................................      1,026      3,328       4,354      4.98%
2001....................................................      3,268      1,825       5,093      5.83%
2002....................................................      8,224      9,462      17,686     20.23%
Thereafter..............................................     45,511     12,026      57,537     65.83%
                                                            -------    -------     -------    -------
                                                            $60,491    $26,913     $87,404    100.00%
                                                            =======    =======     =======    =======

The total excludes approximately $5.7 million of annualized revenues from Unison (See Recent Developments).

     Expenses for the year ended December 31, 1997 totaled $45,969,000, increasing approximately $7.4 million over expenses of $38.5 million for 1996. The 1997 provision for depreciation and amortization of real estate totaled $16,910,000, increasing $3.2 million over 1996. This increase stems from a full year provision for 1996 investments, plus a partial year of provision for 1997 investments.

     Interest expense for the year ended December 31, 1997 was approximately $24,423,000, compared with $20.8 million for 1996. The increase in interest expense is primarily due to an increase in average outstanding borrowings on the acquisition line of credit, partially offset by lower rates.

     General and administrative expenses for 1997 totaled $4,636,000 or approximately 5.1% of revenues as compared to 5.5% for 1996. The 1997 percentage decrease stems primarily from economies of scale resulting from additional investments made in 1997.

     No provision for Federal income taxes has been made since the Company intends to continue to qualify as a real estate investment trust under the provisions of Sections 856 through 860 of the Internal Revenue Code of 1986, as amended. Accordingly, the Company will not be subject to Federal income taxes on amounts distributed to shareholders provided it distributes at least 95% of its real estate investment trust taxable income and meets certain other conditions.

     Funds from operations (FFO) for the year ended December 31, 1997 totaled $58,815,000 an increase of $9.8 million over the $49.0 million for 1996. FFO is net earnings available to common shareholders, excluding any gains or losses from debt restructuring and sales of property, plus depreciation and amortization associated with real estate investments and charges to earnings for non-cash common stock based compensation. The 1997 growth in cash flow is primarily due to the additional investments in 1997 and 1996 and the increase in operating earnings before provisions for depreciation and amortization.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

     Revenues for the year ended December 31, 1996 totaled $73,127,000, increasing $11.7 million over 1995 revenues. The 1996 revenue growth stems primarily from additional investments during 1995 and 1996. A partial year of revenues from 1996 investments provided revenue increases of approximately $6.1 million, while a full year of revenues from 1995 investments added $3.8 million to revenues. Additionally, approximately $1.4 million of the revenue growth stems from participating incremental revenues which became effective during 1996.

     Total real estate investments of $594 million as of December 31, 1996 will provide 1997 annualized operating revenues of $73.0 million. Revenues will continue at this level until additional 1997 investments are made and additional escalation provisions commence in 1997. Annualized revenues for 1997 represent an $10.5 million increase over the 1996 annualized revenues of $62.5 million based on investments of $516 million as of January 1, 1996.

     Expenses for the year ended December 31, 1996 totaled $38,537,000, increasing $6.6 million over expenses of $31.9 million for 1995. The 1996 provision for depreciation and amortization of real estate totaled $13,693,000, increasing $698,000 over 1995. This increase stems from additional investments funded in 1995 and 1996.

     Interest expense for the year ended December 31, 1996 was approximately $20,836,000, compared with $15.3 million for 1995. The increase in interest expense is due to higher average borrowings of approximately $88 million, offset by lower interest rates and reduced amortization of debt issue costs.

     General and administrative expenses for 1996 totaled $4,008,000 or approximately 5.5% of revenues as compared to 5.9% for 1995. The 1996 percentage decrease relates to economies of scale stemming from additional investments made in 1996 and 1995.

     Funds from operations available for distribution for 1996 were $48,989,000, an increase of $5.5 million from the $43.5 million for 1995. Funds from operations for the year ended December 31, 1996 totaled $49,008,000, an increase of $6.0 million over the $43.0 million for 1995. The 1996 growth in cash flow is primarily due to the additional investments in 1996 and 1995 and the related increase in operating earnings before provisions for depreciation and amortization.

LIQUIDITY AND CAPITAL RESOURCES

     The Company continually seeks new investments in healthcare properties, primarily long-term care facilities, with the objective of profitable growth and further diversification of the investment portfolio. Permanent financing for future investments is expected to be provided through a combination of private and public offerings of debt and equity securities. Management believes the Company's liquidity and sources of available capital are adequate to finance operations, fund future investments, and meet debt service requirements.

     The Company has a strong financial position at December 31, 1997, with total assets of $816.1 million, shareholders' equity of $468.2 million, and long-term debt of $271.5 million, representing approximately 33% of total capitalization. Long-term debt excludes funds borrowed under its acquisition credit agreement. The Company anticipates eventually attaining and then maintaining a long-term debt-to-capitalization ratio of approximately 40%. The Company has a $200 million acquisition credit facility, of which $58.3 million was drawn at year end and an additional $131.5 million was subsequently drawn through March 31, 1998.

     In February 1997, the Company filed a Form S-4 shelf registration statement with the Securities and Exchange Commission registering common stock totaling $100 million to be issued in connection with future property acquisitions. Additionally, on August 29, 1997 the Company filed a Form S-3 registration statement with the Securities and Exchange Commission permitting the issuance of up to $200 million related to common stock, unspecified debt, preferred stock and convertible securities.

     The Company has demonstrated a strong capacity to access the capital markets, raising more than $1 billion in capital since it was organized in 1992. The Company has raised more than $450 million in equity, including $130 million from the initial public offering in 1992, $73 million from a follow-on common stock offering in 1994, $165 million from the HEP acquisition in 1994 and two additional offerings, the latest being the $57.5 million issuance of preferred stock in April 1997. Over $600 million of debt capital has been raised, some of which has been used to retire secured borrowing debt with higher interest rates. In 1996, the Company completed a placement of $95 million of 8.5% Convertible Subordinated Debentures due 2001. In August 1997 the Company completed a $100 million 10-year senior note offering priced to yield 6.99%. In September 1997 the Company executed a Second Amended and Restated Loan Agreement with its banks which provides for total borrowings of up to $200 million, reduces interest rates from previous levels, and extends the term of the agreement to September 2000.

     The Company distributes a large portion of the cash available from operations. Cash dividends paid totaled $2.58 per share for 1997 compared with $2.46 per share for the year ended December 31, 1996. The dividend pay-out ratio, that is the ratio of per share amounts for dividends paid to the diluted per share amount of funds from operations, was approximately 86% for 1997, compared with 89% for 1996, and 88% for 1995. The Company believes that cash provided from quarterly operating activities at current levels will continue to be sufficient to fund normal working capital requirements and pay 1998 dividends at a quarterly rate of $0.67 per share as declared at the January 15, 1998 Board of Directors meeting. Approximately 45-50% of incremental cash flow from operations is retained annually through gradual reductions in the dividend payout ratio, to fund additional investments and provide financial flexibility.

     New investments generally are funded from borrowings under the Company's acquisition credit agreement. Interest cost incurred by the Company on borrowings under the acquisition line will vary depending upon fluctuations in prime and/or LIBOR rates, and upon changes in the Company's ratings by national agencies. Borrowings bear interest at LIBOR plus 1.00% or, at the Company's option at the prime rate. The Company expects to periodically replace funds drawn on the acquisition credit agreement through fixed-rate long-term borrowings, the placement of convertible debentures, or the issuance of additional shares of capital stock. Historically, the Company's strategy has been to match the maturity of its indebtedness with the maturity of its assets and to employ fixed-rate long-term debt to the extent practicable.

                                   PROPERTIES

     The following is a summary of the Company's investments as of December 31, 1997:

OWNED PROPERTIES

                                                    NUMBER OF     NUMBER       COST OF       ANNUALIZED
LOCATION                                            FACILITIES    OF BEDS    INVESTMENTS     REVENUES(1)
--------                                            ----------    -------    ------------    -----------
Alabama.........................................         9         1,121     $ 35,223,753    $ 4,231,493
Arkansas........................................        12         1,273       37,887,832      5,134,504
California......................................        18         1,453       56,012,510      5,465,963
Colorado........................................         1            56          750,000         97,920
Florida.........................................         4           770       35,643,043      4,011,909
Idaho...........................................         1            40          600,000         64,260
Illinois........................................         9         1,302       42,972,770      4,659,498
Indiana.........................................        68         3,327      101,391,238     12,851,633
Iowa............................................         7           568       15,693,318      1,698,153
Kansas..........................................         1           173        2,500,000        219,304
Kentucky........................................         9           943       35,994,808      3,874,589
Louisiana.......................................         1           131        4,602,574        517,968
Massachusetts...................................         1           135        8,300,000        888,930
Missouri........................................         1           360        9,000,000      1,183,253
North Carolina..................................         7           891       29,745,741      3,146,659
Ohio............................................         4           453       15,953,638      1,687,797
Pennsylvania....................................         3             0       30,031,250      3,945,821
Tennessee.......................................         5           606       17,447,259      2,092,004
Texas...........................................        14         2,099       42,220,714      5,005,183
Washington......................................         2           319       15,900,000      1,761,287
West Virginia...................................         6           616       23,183,746      2,391,816
                                                       ---        ------     ------------    -----------
Total...........................................       183        16,636     $561,054,194    $64,929,944
                                                       ===        ======     ============    ===========

---------------
(1) Based upon contractual terms of leases and levels of investment at December 31, 1997.

     The Company's owned properties, represented by 178 long-term care facilities, 3 medical office buildings and 2 rehabilitation hospitals at December 31, 1997, are leased under provisions of master leases with initial terms ranging from 5 to 17 years, plus renewal options. Substantially all of the master leases provide for minimum annual rentals which are subject to annual increases based upon increases in the Consumer Price Index or increases in revenues of the underlying properties, with certain maximum limits. Under the terms of the leases, the lessee is responsible for all maintenance, repairs, taxes and insurance on the leased properties.

MORTGAGES

                                  NUMBER OF     NUMBER        FACE AMOUNT        CURRENT AMOUNT      ANNUALIZED
LOCATION                          FACILITIES    OF BEDS    OF MORTGAGE LOANS    OF MORTGAGE LOANS    REVENUES(1)
--------                          ----------    -------    -----------------    -----------------    -----------
California....................         3           250       $  3,073,280         $  2,850,467       $   318,796
Florida.......................        12         1,370         43,953,750           43,899,523         5,282,612
Iowa..........................         2           250          3,799,546            3,730,015           400,977
Kentucky......................         6           486         14,703,692           14,646,581         1,632,063
Maine.........................        11           619         24,386,000           24,183,000         2,924,019
Massachusetts.................         1            33          2,114,000            2,096,402           253,481
Michigan......................        13         1,863         58,800,000           58,800,000         9,242,124
Missouri......................         5           330          5,600,000            5,296,219           599,455
Nevada........................         1            73            598,661              496,384            53,361
New Mexico....................         2           156          1,623,692            1,588,018           170,712
Ohio..........................         7           735         20,031,888           19,141,118         2,088,101
Tennessee.....................         4           546         18,232,000           18,232,000         2,583,155
Texas.........................        12         1,373         20,570,450           19,301,416         2,257,025
Utah..........................         1           100          1,917,430            1,910,267           205,354
Other -- construction loans...                                  2,181,597            2,181,597           234,522
                                      --         -----       ------------         ------------       -----------
Total.........................        80         8,184       $221,585,986         $218,353,007       $28,245,757
                                      ==         =====       ============         ============       ===========

---------------
(1) Based upon contractual terms of the mortgages and principal outstanding at December 31, 1997.

     The mortgage notes are secured by first mortgage liens on the borrowers' underlying real estate and personal property.

                    DESCRIPTION OF SERIES B PREFERRED STOCK

     The description of the particular terms of the Series B Preferred Stock supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Preferred Stock set forth in the accompanying Prospectus, to which reference is hereby made.

GENERAL

     Pursuant to the Company's amended and restated Articles of Incorporation (the "Charter"), the Company is authorized to issue up to 10,000,000 shares of preferred stock ("Preferred Stock") in one or more series, with such designations, powers, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption, in each case, if any, as are permitted by Maryland law and as the Board of Directors may determine by adoption of an amendment to the Charter without any further vote or action by the Company's shareholders. In April 1997, the Company issued 2,300,000 shares of its 9.25% Series A Cumulative Preferred Stock (the "Series A Preferred Stock").

     The following summary of the terms and provisions of the Series B Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the pertinent sections in the Articles Supplementary creating the Series B Preferred Stock, (the "Articles Supplementary") which has been filed as an Exhibit to the registration statement.

MATURITY

     The Series B Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption.

RANK

     The Series B Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company, rank (i) senior to all classes or series of Common Stock of the Company, and to all equity securities ranking junior to the Series B Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company; (ii) on a parity with the Series A Preferred Stock and with all equity securities issued by the Company the terms of which specifically provide that such equity securities rank on a parity with the Series B Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company, and (iii) junior to all existing and future indebtedness of the Company. The term "equity securities" does not include convertible debt securities, which will rank senior to the Series B Preferred Stock prior to conversion.

DIVIDENDS

     Holders of shares of the Series B Preferred Stock are entitled to receive, when and as declared by the Board of Directors (or a duly authorized committee thereof), out of funds legally available for the payment of dividends, preferential cumulative cash dividends at the rate of 8.625% per annum of the Liquidation Preference per share (equivalent to a fixed annual amount of $2.156 per share).

     Dividends on the Series B Preferred Stock shall be cumulative from the date of original issue and shall be payable in arrears for each period ended July 31, October 31, January 31, and April 30 on or before the 15th day of August, November, February and May of each year, or, if not a business day, the next succeeding business day (each, a "Dividend Payment Date"). The first dividend will be paid on August 15, 1998 with respect to the period commencing on the date of issue and ending July 31, 1998. Any quarterly dividend payable on the Series B Preferred Stock for any partial dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable to holders of record as they appear in the stock records of the Company at the close of business on the applicable record date, which shall be the last day of the preceding calendar month prior to the applicable Dividend Payment Date or such other date designated by the Board of Directors of the Company for the payment of dividends that is not more than 30 nor less than 10 days prior to such Dividend Payment Date (each, a "Dividend Record Date").

     No dividends on shares of Series B Preferred Stock shall be declared by the Board of Directors or paid or set apart for payment by the Company at such time as the terms and provisions of any agreement of the Company, including any agreement relating to its indebtedness, prohibits such declaration, payment or setting apart for payment or provides that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration or payment shall be restricted or prohibited by law.

     Notwithstanding the foregoing, dividends on the Series B Preferred Stock will accrue whether or not the Company has earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared. Accrued but unpaid dividends on the Series B Preferred Stock will not bear interest and holders of the Series B Preferred Stock will not be entitled to any distributions in excess of full cumulative distributions described above. Except as set forth in the next sentence, no dividends will be declared or paid or set apart for payment on any capital stock of the Company or any other series of Preferred Stock ranking, as to dividends, on a parity with or junior to the Series B Preferred Stock (other than a dividend in shares of the Company's Common Stock or in shares of any other class of stock ranking junior to the Series B Preferred Stock as to dividends and upon liquidation) for any period unless full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for such payment on the Series B Preferred Stock for all past dividend periods and the then current dividend period. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Series B Preferred Stock and the Series A Preferred Stock and the shares of any other series of Preferred Stock ranking on a parity as to dividends with the Series B Preferred Stock and the Series A Preferred Stock, all dividends declared upon the Series B Preferred Stock and the Series A Preferred Stock and any other series of Preferred Stock ranking on a parity as to dividends with the Series B Preferred Stock and the Series A Preferred Stock shall be declared pro rata so that the amount of dividends declared per share of Series B Preferred Stock and the Series A Preferred Stock and such other series of Preferred Stock, shall in all cases bear to each other the same ratio that accrued dividends per share on the Series B Preferred Stock and the Series A Preferred Stock and such other series of Preferred Stock (which shall not include any accrual in respect of unpaid dividends for prior dividend periods if such Preferred Stock does not have a cumulative dividend) bear to each other.

     Except as provided in the immediately preceding paragraph, unless full cumulative dividends on the Series B Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for all past dividend periods and the then current dividend period, no dividends (other than in shares of Common Stock or other shares of capital stock ranking junior to the Series B Preferred Stock as to dividends and upon liquidation) shall be declared or paid or set aside for payment nor shall any other distribution be declared or made upon the Common Stock, or any other capital stock of the Company ranking junior to or on a parity with the Series B Preferred Stock and the Series A Preferred Stock as to dividends or upon liquidation, nor shall any shares of Common Stock, or any other shares of capital stock of the Company ranking junior to or on a parity with the Series B Preferred Stock and the Series A Preferred Stock as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by the Company (except by conversion into or exchange for other capital stock of the Company ranking junior to the Series B Preferred Stock as to dividends and upon liquidation or redemptions for the purpose of preserving the Company's qualification as a REIT). Holders of shares of the Series B Preferred Stock shall not be entitled to any dividend, whether payable in cash, property or stock, in excess of full cumulative dividends on the Series B Preferred Stock as provided above. Any dividend payment made on shares of the Series B Preferred Stock shall first be credited against the earliest accrued but unpaid dividend due with respect to such shares which remains payable.

LIQUIDATION PREFERENCE

     Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, the holders of shares of Series B Preferred Stock are entitled to be paid out of the assets of the Company legally available for distribution to its shareholders a liquidation preference of $25 per share, plus an amount equal to any accrued and unpaid dividends to the date of payment, but without interest, before any distribution of assets is made to holders of Common Stock or any other class or series of capital stock of the Company that ranks junior to the Series B Preferred Stock as to liquidation rights. Holders of Series B Preferred Stock will be entitled to written notice of any event triggering the right to receive such Liquidation Preference. After payment of the full amount of the Liquidation Preference, plus any accrued and unpaid dividends to which they are entitled, the holders of Series B Preferred Stock will have no right or claim to any of the remaining assets of the Company. The consolidation or merger of the Company with or into any other corporation, trust or entity or of any other corporation with or into the Company, or the sale, lease or conveyance of all or substantially all of the property or business of the Company, shall not be deemed to constitute a liquidation, dissolution or winding up of the Company.

     In determining whether a distribution (other than upon voluntary or involuntary liquidation) by dividend, redemption or other acquisition of shares of stock of the Company or otherwise is permitted under the Maryland General Corporation Law (the "MGCL") no effect shall be given to amounts that would be needed, if the Company were to be dissolved at the time of the distribution, to satisfy the preferential rights upon distribution of holders of shares of stock of the Company whose preferential rights upon distribution are superior to those receiving the distribution.

REDEMPTION

     The Series B Preferred Stock is not redeemable prior to July 1, 2003. However, in order to ensure that the Company will continue to meet the requirements for qualification as a REIT, the Company will have the right to purchase from the holder any shares of Series B Preferred Stock in excess of 9.9% of the value of the outstanding capital stock of the Company (the "Excess Shares"). See "-- Restrictions on Ownership." On and after July 1, 2003, the Company, at its option, upon not less than 30 nor more than 60 days' written notice, may redeem shares of the Series B Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25 per share, plus all accrued and unpaid dividends thereon to the date fixed for redemption (except with respect to Excess Shares. See "-- Restrictions on Ownership."), without interest. The redemption price (other than the portion thereof consisting of accrued and unpaid dividends) is payable solely out of the sale proceeds of other capital stock of the Company and from no other source. For purposes of the preceding sentence, "capital stock" means any common stock, preferred stock, depositary shares, interests, participations or other ownership interests (however designated) and any rights (other than debt securities convertible into or exchangeable for equity securities) or options to purchase any of the foregoing. Holders of Series B Preferred Stock to be redeemed shall surrender such Series B Preferred Stock at the place designated in such notice and shall be entitled to the redemption price and any accrued and unpaid dividends payable upon such redemption following such surrender. If notice of redemption of any shares of Series B Preferred Stock has been given and if the funds necessary for such redemption have been set aside by the Company in trust for the benefit of the holders of any shares of Series B Preferred Stock so called for redemption, then from and after the redemption date dividends will cease to accrue on such shares of Series B Preferred Stock, such shares of Series B Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price. If less than all of the outstanding Series B Preferred Stock is to be redeemed, the Series B Preferred Stock to be redeemed shall be selected pro rata (as nearly as may be practicable without creating fractional shares) or by any other equitable method determined by the Company.

     Unless full cumulative dividends on all shares of Series B Preferred Stock shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, no shares of Series B Preferred Stock shall be redeemed unless all outstanding shares of Series B Preferred Stock are simultaneously redeemed and the Company shall not purchase or otherwise acquire directly or indirectly any shares of Series B Preferred Stock (except by exchange for capital stock of the Company ranking junior to the Series B Preferred Stock as to dividends and upon liquidation); provided, however, that the foregoing shall not prevent the purchase by the Company of Excess Shares in order to ensure that the Company continues to meet the requirements for qualification as a REIT, or the purchase or acquisition of shares of Series B Preferred Stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Series B Preferred Stock. So long as no dividends are in arrears, the Company shall be entitled at any time and from time to time to repurchase shares of Series B Preferred Stock in open-market transactions duly authorized by the Board of Directors and effected in compliance with applicable laws.

     Notice of redemption will be mailed by the Company, postage prepaid, not less than 30 nor more than 60 days prior to the redemption date, addressed to the respective holders of record of the Series B Preferred Stock to be redeemed at their respective addresses as they appear on the stock transfer records of the Company. No failure to give such notice or any defect therein or in the mailing thereof shall affect the validity of the proceedings for the redemption of any shares of Series B Preferred Stock except as to the holder to whom notice was defective or not given. Each notice shall state: (i) the redemption date;
(ii) the redemption price; (iii) the number of shares of Series B Preferred Stock to be redeemed; (iv) the place or places where the Series B Preferred Stock is to be surrendered for payment of the redemption price; and (v) that dividends on the shares to be redeemed will cease to accrue on such redemption date. If less than all of the Series B Preferred Stock held by any holder is to be redeemed, the notice mailed to such holder shall also specify the number of shares of Series B Preferred Stock held by such holder to be redeemed.

     Immediately prior to any redemption of Series B Preferred Stock, the Company shall pay, in cash, any accumulated and unpaid dividends through the redemption date, unless a redemption date falls after a Dividend Record Date and prior to the corresponding Dividend Payment Date, in which case each holder of Series B Preferred Stock at the close of business on such Dividend Record Date shall be entitled to the dividend payable on such shares on the corresponding Dividend Payment Date notwithstanding the redemption of such shares before such Dividend Payment Date.

     The Series B Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption. However, in order to ensure that the Company continues to meet the requirements for qualification as a REIT, Series B Preferred Stock acquired by a shareholder, actually or constructively, in excess of 9.9% of the value of the outstanding capital stock of the Company will automatically become Excess Shares, and the Company will have the right to purchase such Excess Shares from the holder. In addition, Excess Shares may be redeemed, in whole or in part, at any time when outstanding shares of Series B Preferred Stock are being redeemed, for cash at a redemption price of $25 per share, but excluding accrued and unpaid dividends on such Excess Shares, without interest. Such Excess Shares shall be redeemed in such proportion and in accordance with such procedures as shares of Series B Preferred Stock are being redeemed.

VOTING RIGHTS

     Holders of the Series B Preferred Stock will not have any voting rights, except as set forth below.

     Whenever dividends on any shares of Series B Preferred Stock shall be in arrears for eighteen or more months (a "Preferred Dividend Default"), the number of directors then constituting the Board of Directors shall be increased by two (if not already increased by reason of a similar arrearage with respect to any Parity Preferred (as hereinafter defined), the holders of such shares of Series B Preferred Stock (voting separately as a class with the Series A Preferred Stock and with all other series of Preferred Stock ranking on a parity with the Series B Preferred Stock and the Series A Preferred Stock as to dividends or upon liquidation (and upon which like voting rights have been conferred and are exercisable ("Parity Preferred")) will be entitled to vote separately as a class, in order to fill the vacancies thereby created, for the election of a total of two additional directors of the Company (the "Preferred Stock Directors") at a special meeting called by the holders of record of at least 20% of the Series B Preferred Stock or of the Series A Preferred Stock or the holders of record of at least 20% of any series of Parity Preferred so in arrears (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of shareholders) or at the next annual meeting of shareholders, and at each subsequent annual meeting until all dividends accumulated on such shares of Series B Preferred Stock and the Series A Preferred Stock and Parity Preferred for the past dividend periods and the dividend for the then current dividend period shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment. In the event the directors of the Company are divided into classes, each such vacancy shall be apportioned among the classes of directors to prevent stacking in any one class and to insure that the number of directors in each of the classes of directors, are as equal as possible. Each Preferred Stock Director, as a qualification for election as such (and regardless of how elected) shall submit to the Board of Directors of the Company a duly executed, valid, binding and enforceable letter of resignation from the Board of Directors, to be effective upon the date upon which all dividends accumulated on such shares of Series B Preferred Stock and the Series A Preferred Stock and Parity Preferred for the past dividend periods and the dividend for the then current dividend period shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment, whereupon the terms of office of all persons elected as Preferred Stock Directors by the holders of the Series B Preferred Stock and the Series A Preferred Stock and any Parity Preferred shall, upon the effectiveness of their respective letters of resignation, forthwith terminate, and the number of directors then constituting the Board of Directors shall be reduced accordingly. A quorum for any such meeting shall exist if at least a majority of the outstanding shares of Series B Preferred Stock and the Series A Preferred Stock and shares of Parity Preferred upon which like voting rights have been conferred and are exercisable are represented in person or by proxy at such meetings. Such Preferred Stock Directors shall be elected upon the affirmative vote of a plurality of the shares of Series B Preferred Stock and the Series A Preferred Stock and such Parity Preferred present and voting in person or by proxy at a duly called and held meeting at which a quorum is present. If and when all accumulated dividends and the dividend for the then current dividend period on the Series B Preferred Stock and the Series A Preferred Stock shall have been paid in full or declared and set aside for payment in full, the holders thereof shall be divested of the foregoing voting rights (subject to revesting in the event of each and every Preferred Dividend Default) and, if all accumulated dividends and the dividend for the then current dividend period have been paid in full or declared and set aside for payment in full on the Series B Preferred Stock and the Series A Preferred Stock and all series of Parity Preferred upon which like voting rights have been conferred and are exercisable, the term of office of each Preferred Stock Director so elected shall terminate. Any Preferred Stock Director may be removed at any time with or without cause by, and shall not be removed otherwise than by the vote of, the holders of record of a majority of the outstanding shares of the Series B Preferred Stock and the Series A Preferred Stock when they have the voting rights described above (voting separately as a class with all series of Parity Preferred upon which like voting rights have been conferred and are exercisable). So long as a Preferred Dividend Default shall continue, any vacancy in the office of a Preferred Stock Director may be filled by written consent of the Preferred Stock Director remaining in office, or if none remains in office, by a vote of the holders of record of a majority of the outstanding shares of Series B Preferred Stock and the Series A Preferred Stock when they have the voting rights described above (voting separately as a class with the Series A Preferred Stock and all series of Parity Preferred upon which like voting rights have been conferred and are exercisable). The Preferred Stock Directors shall each be entitled to one vote per director on any matter.

     So long as any shares of Series B Preferred Stock remain outstanding, the Company will not, without the affirmative vote or consent of the holders of at least two-thirds of the shares of the Series B Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (voting separately as a class), amend, alter or repeal the provisions of the Charter or the Articles Supplementary, whether by merger, consolidation or otherwise (an "Event"), so as to materially and adversely affect any right, preference, privilege or voting power of the Series B Preferred Stock or the holders thereof; including without limitation, the creation of any series of Preferred Stock ranking senior to the Series B Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up; provided, however, that with respect to the occurrence of any Event set forth above, so long as the Series B Preferred Stock (or any equivalent class or series of stock issued by the surviving corporation in any merger or consolidation to which the Company became a party) remains outstanding with the terms thereof materially unchanged, the occurrence of any such Event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting power of holders of the Series B Preferred Stock and provided, further that (i) any increase in the amount of the authorized Preferred Stock or the creation or issuance of any other series of Preferred Stock, or (ii) any increase in the amount of the authorized shares of such series, in each case ranking on a parity with or junior to the Series B Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

     The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Series B Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been deposited in trust to effect such redemption.

     Except as expressly stated in the Articles Supplementary, the Series B Preferred Stock will not have any relative, participating, optional or other special voting rights and powers, and the consent of the holders thereof shall not be required for the taking of any corporate action, including but not limited to, any merger or consolidation involving the Company or a sale of all or substantially all of the assets of the Company, irrespective of the effect that such merger, consolidation or sale may have upon the rights, preferences or voting power of the holders of the Series B Preferred Stock.

CONVERSION

     The Series B Preferred Stock is not convertible into or exchangeable for any other property or securities of the Company.

RESTRICTIONS ON OWNERSHIP

     If the Board of Directors shall, at any time and in good faith, be of the opinion that actual or constructive ownership of at least 9.9% or more of the value of the outstanding capital stock of the Company, has or may become concentrated in the hands of one owner, the Board of Directors shall have the power (i) by means deemed equitable by it to call for the purchase from any holder of Series B Preferred Stock of the Company that number of shares of Series B Preferred Stock sufficient, in the opinion of the Board of Directors, to maintain or bring the actual or constructive ownership of such owner to a level of no more than 9.9% of the value of the outstanding capital stock of the Company, and (ii) to refuse to transfer or issue shares of Series B

Preferred Stock to any person whose acquisition of such shares of Series B Preferred Stock would, in the opinion of the Board of Directors, result in the actual or constructive ownership by that person of more than 9.9% of the value of the outstanding capital stock of the Company. The purchase price for any shares of Series B Preferred Stock so redeemed shall be equal to the fair market value of the shares reflected in the closing sales price for the sales, if then listed on a national securities exchange, or if the shares are not then listed on a national securities exchange, the purchase price shall be equal to the redemption price of shares of Series B Preferred Stock. From and after the date fixed for purchase by the Board of Directors, the holder of any shares so called for purchase shall cease to be entitled to distributions and other benefits with respect to such shares, except the right to payment of the purchase price for the shares. Any transfer of Series B Preferred Stock that would create an actual or constructive owner of more than 9.9% of the value of the outstanding shares of capital stock of the Company shall be deemed void ab initio and the intended transferee shall be deemed never to have had an interest therein. If the foregoing provision is determined to be void or invalid by virtue of any legal decision, statute, rule or regulation, then the transferee of such Series B Preferred Stock shall be deemed, at the option of the Company, to have acted as agent on behalf of the Company in acquiring such shares and to hold such shares on behalf of the Company.

     The Company and its transfer agent may refuse to transfer any shares of Series B Preferred Stock passing either by voluntary transfer, by operation of law, or under the last will and testament of any shareholder if such transfer would or might, in the opinion of the Board of Directors or counsel to the Company, disqualify the Company as a REIT under the Code. Nothing herein contained shall limit the ability of the Company to impose or seek judicial or other imposition of additional restrictions if deemed necessary or advisable to preserve the Company's tax status as a qualified REIT.

TRANSFER AND DIVIDEND PAYING AGENT

     First Chicago Trust Company of New York will act as the transfer and dividend payment agent in respect of the Series B Preferred Stock

BOOK ENTRY, DELIVERY AND FORM

     The depository will be The Depository Trust Company ("DTC") and its nominee will be Cede & Co. ("Cede"). Accordingly, Cede is expected to be the initial registered holder of the Series B Preferred Stock which will be represented by one or more global certificates issued in the name of Cede (the "Global Preferred Security"). No person that acquires an interest in such Series B Preferred Stock will be entitled to receive a certificate representing such person's interest in such Series B Preferred Stock except as set forth herein. Unless and until definitive Series B Preferred Stock is issued under the limited circumstances described herein, all references to actions by holders of Series B Preferred Stock issued in global form shall refer to actions taken by DTC upon instructions from its Participants (as defined below), and all references herein to payments and notices to such holders shall refer to payments and notices to DTC or Cede, as the registered holder of such Series B Preferred Stock.

     DTC is a limited purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to Section 17A of the Exchange Act, and was created to hold securities for its participating organizations ("Participants") and to facilitate the clearance and settlement of securities transactions among Participants through electronic book-entry, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations, and may include certain other organizations. Indirect access to the DTC system also is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("Indirect Participants").

     Holders that are not Participants or Indirect Participants but that desire to purchase, sell or otherwise transfer ownership of, or other interests in, Series B Preferred Stock may do so only through Participants and Indirect Participants. Under a book-entry format, holders may experience some delay in their receipt of payments, as such payments will be forwarded by the agent designated by the Transfer Agent to Cede, as nominee for DTC. DTC will forward such payments to its Participants, which thereafter will forward them to Indirect Participants or holders. Holders will not be recognized by the Company as registered holders of the Series B Preferred Stock entitled to the benefits of the terms of the Series B Preferred Stock. Holders that are not Participants will be permitted to exercise their rights as such only indirectly through and subject to the procedures of Participants and, if applicable, Indirect Participants.

     Under the rules, regulations and procedures creating and affecting DTC and its operations as currently in effect (the "Rules"), DTC will be required to make book-entry transfers of Series B Preferred Stock among Participants and to receive and transmit payments to Participants. Participants and Indirect Participants with which holders have accounts with respect to the Series B Preferred Stock similarly are required by the Rules to make book-entry transfers and receive and transmit such payments on behalf of their respective holders.

     Because DTC can act only on behalf of Participants, who in turn act only on behalf of holders or Indirect Participants, and on behalf of certain banks, trust companies and other persons approved by it, the ability of a holder to pledge Series B Preferred Stock to persons or entities that do not participate in the DTC system, or to otherwise act with respect to such Series B Preferred Stock, may be limited due to the absence of physical certificates for such Series B Preferred Stock.

     DTC will take any action permitted to be taken by a registered holder of any Series B Preferred Stock under the terms of the Series B Preferred Stock only at the direction of one or more Participants to whose accounts with DTC such Series B Preferred Stock are credited.

GLOBAL PREFERRED SECURITIES; CERTIFICATED SECURITIES

     A Global Preferred Security will be exchangeable for the relevant definitive Series B Preferred Stock registered in the names of persons other than DTC or its nominee only if (i) any person having a beneficial interest in the Global Preferred Security requests that the transfer and dividend paying agent exchange such beneficial interest for Series B Preferred Stock in definitive form, (ii) DTC notifies the Company that it is unwilling or unable to continue as depository for such Global Preferred Security or if at any time DTC ceases to be a clearing agency registered under the Exchange Act at a time when DTC is required to be so registered in order to act as such depository or, (iii) the Company in its sole discretion determines that the Global Preferred Security will be so exchangeable. Any Global Preferred Security that is exchangeable pursuant to the preceding sentence will be exchangeable for definitive certificates registered in such names as DTC directs. If Series B Preferred Stock is issued in definitive form, such Series B Preferred Stock will be in denominations of $25 and integral multiples thereof and may be transferred or exchanged at the offices described below.

     Upon the occurrence of any event described in the immediately preceding paragraph, DTC is generally required to notify all Participants of the availability through DTC of definitive Series B Preferred Stock. Upon surrender by DTC of the Global Preferred Security representing the Series B Preferred Stock and delivery of instructions for re-registration, the Transfer Agent will reissue the Series B Preferred Stock as definitive Series B Preferred Stock, and thereafter the Company will recognize the holders of such definitive Series B Preferred Stock as registered holders of Series B Preferred Stock entitled to the benefits of the terms of the Series B Preferred Stock.

     Except as described above, the Global Preferred Security may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or to a successor depository appointed by the Company. Except as described above, DTC may not sell, assign, transfer or otherwise convey any beneficial interest in a Global Preferred Security evidencing all or part of the Series B Preferred Stock unless such beneficial interest is in an amount equal to an authorized denomination for the Series B Preferred Stock.

PAYMENT AND PAYING AGENCY

     Payments in respect of the Series B Preferred Stock will be made to the depository, which will credit the relevant accounts at the depository on the applicable Distribution Dates or, if any Series B Preferred Stock is not held by the depository, such payments will be made by check mailed to the address of the holder entitled thereto as such address shall appear on the securities register relating to the Series B Preferred Stock.

     Payments on Series B Preferred Stock represented by a Global Preferred Security will be made to DTC, as the depository for the Series B Preferred Stock. If Series B Preferred Stock is issued in definitive form, the amounts payable in respect of the Series B Preferred Stock will be payable, the transfer of the Series B Preferred Stock will be registrable, and Series B Preferred Stock will be exchangeable for Series B Preferred Stock of other denominations of a like aggregate Liquidation Amount, at the offices of any paying agent or transfer agent appointed by the Company, provided that payment of any Distributions may be made at the option of the Company by check mailed to the address of the persons entitled thereto or by wire transfer.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following summary of certain federal income tax considerations to holders of Series B Preferred Stock is based on current law, is for general information only, and is not tax advice. All references herein to "shareholders" shall mean or include holders of Series B Preferred Stock and all references to "stock" shall mean or include Series B Preferred Stock, unless otherwise indicated. The tax treatment of a holder of Series B Preferred Stock will vary depending upon such holder's particular situation, and this discussion does not purport to deal with all aspects of taxation that may be relevant to particular shareholders in light of their personal investment or tax circumstances, or to certain types of shareholders subject to special treatment under the federal income tax laws, including, without limitation, life insurance companies, certain financial institutions, dealers in securities or currencies, shareholders holding Series B Preferred Stock as part of a conversion transaction, as part of a hedge or hedging transaction, or as a position in a straddle for tax purposes, tax-exempt organizations, foreign corporations, foreign partnerships and persons who are not citizens or residents of the United States. In addition, the summary below does not consider the effects of any foreign, state, local or other tax laws that may be applicable to prospective holders of Series B Preferred Stock.

     A general summary of certain federal income tax considerations to holders of Series B Preferred Stock is provided under the headings "Taxation of Shareholders -- General," "Taxation of Tax-Exempt Shareholders" and "Taxation of Non-U.S. Shareholders." The taxation of the Company and the impact on the Company of its election to be taxed as a REIT are discussed under the heading "Taxation of the Company."

     EACH PROSPECTIVE INVESTOR IS ADVISED TO CONSULT WITH HIS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES TO HIM OF THE ACQUISITION, OWNERSHIP AND SALE OF SERIES B PREFERRED STOCK, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH ACQUISITION, OWNERSHIP AND SALE AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

REDEMPTION OF SERIES B PREFERRED STOCK

     A cash redemption of shares of the Series B Preferred Stock will be treated under Section 302 of the Code as a distribution taxable as a dividend (to the extent of the Company's current and accumulated earnings and profits) at ordinary income rates unless the redemption satisfies one of the tests set forth in Section 302(b) of the Code and is therefore treated as a sale or exchange of the redeemed shares. The cash redemption will be treated as a sale or exchange if it (i) is "substantially disproportionate" with respect to the holder, (ii) results in a "complete termination" of the holder's stock interest in the Company, or (iii) is "not essentially equivalent to a dividend" with respect to the holder, all within the meaning of Section 302(b) of the Code. In determining whether any of these tests have been met, shares of capital stock (including Common Stock and other equity interests in the Company) considered to be owned by the holder by reason of certain constructive ownership rules set forth in the Code, as well as shares of capital stock actually owned by the holder, must generally be taken into account. Because the determination as to whether any of the alternative tests of Section 302(b) of the Code will be satisfied with respect to any particular holder of the Series B Preferred Stock depends upon the facts and circumstances at the time that the determination must be made, prospective holders of the Series B Preferred Stock are advised to consult their own tax advisors to determine such tax treatment.

     If a cash redemption of shares of the Series B Preferred Stock is not treated as a distribution taxable as a dividend to a particular holder, it will be treated, as to that holder, as a taxable sale or exchange. As a result, such holder will recognize gain or loss for federal income tax purposes in an amount equal to the difference between (i) the amount of cash and the fair market value of any property received (less any portion thereof attributable to accumulated and declared but unpaid dividends, which will be taxable as a dividend to the extent of the Company's current and accumulated earnings and profits), and (ii) the holder's adjusted basis in the shares of the Series B Preferred Stock for tax purposes. Such gain or loss will be capital gain or loss if the shares of the Series B Preferred Stock have been held as a capital asset, and will be long-term capital gain or loss if such shares have been held for more than one year. See "Taxation of Shareholders -- General".

     If a cash redemption of shares of the Series B Preferred Stock is treated as a distribution taxable as a dividend, the amount of the distribution will be measured by the amount of cash and the fair market value of any property received by the holder. The holder's adjusted basis in the redeemed shares of the Series B Preferred Stock for tax purposes will be transferred to the holder's remaining shares of capital stock in the Company, if any. If the holder owns no other shares of capital stock in the Company, such basis may, under certain circumstances, be transferred to a related person or it may be lost entirely.

TAXATION OF THE COMPANY

     General. The Company has elected to be taxed as a REIT under Sections 856 through 860 of the Code. The Company believes that it has been organized and has operated in such a manner as to qualify for taxation as a REIT under the Code and the Company intends to continue to operate in such a manner, but no assurance can be given that the Company has operated or will be able to continue to operate in a manner so as to qualify or remain qualified.

     The sections of the Code that govern the Federal income tax treatment of a REIT are highly technical and complex. The following sets forth the material aspects of those sections. This summary is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof.

     In the opinion of Argue Pearson Harbison & Myers, LLP, whose opinion has been filed as an Exhibit to the Registration Statement of which the Prospectus is a part, the Company is organized in conformity with the requirements for qualifications as a REIT, and its proposed method of operation will enable it to continue to meet the requirements for continued qualification and taxation as a REIT under the Code. This opinion is based on various assumptions and is conditioned upon certain representations made by the Company as to factual matters. In addition, this opinion is based upon the factual representations of the Company concerning its business and properties set forth in the Prospectus. Moreover, such qualification and taxation as a REIT depends upon the Company's ability to meet, through actual annual operating results, distribution levels and diversity of stock ownership, and the various qualification tests imposed under the Code discussed below, the results of which have not and will not be reviewed by Argue Pearson Harbison & Myers. Accordingly, no assurance can be given that the various results of the Company's operation for any particular taxable year will satisfy such requirements. Further, such requirements may be changed, perhaps retroactively, by legislative or administrative actions at any time. The Company has neither sought nor obtained any formal ruling from the Internal Revenue Service regarding its qualification as a REIT and presently has no plan to apply for any such ruling. See "-- Failure to Qualify."

     If the Company qualifies for taxation as a REIT, it generally will not be subject to Federal corporate income taxes on its net income that is currently distributed to shareholders. This treatment substantially eliminates the "double taxation" (at the corporate and shareholder levels) that generally results from investment in a corporation. However, the Company will be subject to Federal income tax as follows: First, the Company will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains; provided, however, that if the Company has a net capital gain, it will be taxed at regular corporate rates on its undistributed REIT taxable income, computed without regard to net capital gain and the deduction for capital gains dividends, plus a 35% tax on undistributed net capital gain, if its tax as thus computed is less than the tax computed in the regular manner. Second, under certain circumstances, the Company may be subject to the "alternative minimum tax" on its items of tax preference. Third, if the Company has (i) net income from the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business or (ii) other nonqualifying income from foreclosure property, it will be subject to tax at the highest regular corporate rate on such income. Fourth, if the Company has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property (other than foreclosure property) held primarily for sale to customers in the ordinary course of business by the Company, (i.e., when the Company is acting as a dealer)), such income will be subject to a 100% tax. Fifth, if the Company should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on an amount equal to (a) the gross income attributable to the greater of the amount by which the Company fails the 75% or 95% test, multiplied by (b) a fraction intended to reflect the Company's profitability. Sixth, if the Company should fail to distribute by the end of each year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, the Company will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, if the Company acquires any asset (a "Built-In Gain Asset") from a C corporation (i.e., generally a corporation subject to full corporate-level tax) in a transaction in which the basis of the Built-In Gain Asset in the Company's hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation, and the Company recognizes gain on the disposition of such asset during the 10-year period (the "Recognition Period") beginning on the date on which such asset was acquired by the Company, then, to the extent of the Built-In Gain (i.e., the excess of (a) the fair market value of such asset on the date such asset was acquired by the Company over (b) the Company's adjusted basis in such asset on such date), such gain will be subject to tax at the highest regular corporate rate pursuant to Treasury Regulations that have not yet been promulgated. The results described above with respect to the recognition of Built-In Gain assume the Company will make an election pursuant to IRS Notice 88-19.

     Requirements for Qualifications. The Code defines a REIT as a corporation, trust or association (1) which is managed by one or more trustees or directors;
(2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest; (3) which would be taxable as a domestic corporation, but for Sections 856 through 859 of the Code; (4) which is neither a financial institution nor an insurance company subject to the provisions of the Code; (5) the beneficial ownership of which is held by 100 or more persons; (6) during the last half year of each taxable year not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals (as defined in the Code to include certain entities, the "not closely held requirement"); and (7) which meets certain other tests, described below, regarding the nature of its income and assets and the amount of it annual distributions to shareholders. The Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of twelve months, or during a proportionate part of a taxable year of less than twelve months. For purposes of conditions (5) and (6), pension funds and certain other tax-exempt entities are treated as individuals, subject to a "look-through" exception in the case of condition (6).

     Income Tests. In order to maintain its qualification as a REIT, the Company annually must satisfy two gross income requirements. First, at least 75% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investment relating to real property or mortgages on real property (including generally "rents from real property," interest on mortgages on real property and gains on sale of real property, other than property described in Section 1221 of the
Code) and income derived from certain types of temporary investments. Second, at least 95% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property investments, dividends, interest and gain from the sale or disposition of stock or securities other than property held for sale to customers in the ordinary course of business (from any combination of the foregoing).

     Rents received by the Company will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of the rent must not be based in whole or in part on the income or profits of any person. However, any amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, the Code provides that rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income tests if the REIT, or an owner (actually or constructively) of 10% or more of the value of the REIT, actually or constructively owns 10% or more of the value or voting power of such tenant (a "Related Party Tenant"). Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Finally, for rents received to qualify as "rents from real property," the REIT generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an independent contractor for whom the REIT derives no revenue. The REIT may, however, directly perform certain services that are "usually or customarily rendered" in connection with the rental of space for occupance only and are not otherwise considered "rendered to the occupant" of the property.

     The term "interest" generally does not include any amount received or accrued (directly or indirectly) if the determination of such amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "interest" solely by reason of being based on a fixed percentage or percentages of gross receipts or sales. Generally, if a loan is secured by both personal property and real property, interest must be allocated between the personal property and the real property, with only the interest allocable to the real property qualifying as mortgage interest under the 75% gross income test. Treasury Regulations provide that if a loan is secured by both personal and real property and the fair market value of the real property as of the commitment date equals or exceeds the amount of the loan, the entire interest amount will qualify under the 75% gross income test. If the amount of the loan exceeds the fair market value of the real property, the interest income is allocated between real property and personal property based on the relative fair market value of each. Under certain circumstances, income from shared appreciation mortgages may qualify under the REIT gross income requirements. If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions will be generally available if the Company's failure to meet such tests was due to reasonable cause and not due to willful neglect, the Company attaches a schedule of the sources of its income to its return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances the Company would be entitled to the benefit of these relief provisions. Even if these relief provisions apply, a special 100% tax is imposed (see "General").

     Asset Tests. The Company, at the close of each quarter of its taxable year, must also satisfy three tests relating to the nature of its assets. First, at least 75% of the value of the Company's total assets must be represented by real estate assets (including (i) its allocable share of real estate assets held by partnerships in which the Company owns an interest and (ii) stock or debt instruments held for not more than one year purchased with the proceeds of a stock offering or long-term (at least five years) debt offering of the Company), cash, cash items and government securities. Second, not more than 25% of the Company's total assets may be represented by securities other than those of the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer's securities owned by the Company may not exceed 5% of the value of the Company's total assets and the Company may not own more than 10% of any one issuer's outstanding voting securities.

     After initially meeting the asset tests at the close of any quarter, the Company will not lose its status as a REIT for failure to satisfy any of the asset tests at the end of a later quarter solely by reason of changes in asset values. If the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient nonqualifying assets within 30 days after the close of that quarter. The Company intends to maintain adequate records of the value of its assets to ensure compliance with the asset tests, and to take such other action within 30 days after the close of any quarter as may be required to cure any noncompliance.

     Annual Distribution Requirements. The Company, in order to qualify as a REIT, is required to distribute dividends (other than capital gain dividends) to its shareholders in an amount of at least equal to (A) the sum of (i) 95% of the Company's "REIT taxable income" (computed without regard to the dividends paid deduction and the Company's net capital gain) and (ii) 95% of the net income (after tax), if any, from foreclosure property, minus (B) the sum of certain items of noncash income. In addition, if the Company disposes of any Built-In Gain Asset during its Recognition Period, the Company will be required, pursuant to Treasury Regulations which have not yet been promulgated, to distribute at least 95% of the Built-In Gain (after tax), if any, recognized on the disposition of such asset. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its tax return for such year and if paid on or before the first regular dividend payment after such declaration. The Company may also be entitled to pay and deduct deficiency dividends in later years as a relief measure to correct errors in determining its taxable income. In addition, such distributions are required to be made pro rata, with no preference to any share of stock as compared with other shares of the same class, and with no preference to one class of stock as compared with another class except to the extent that such class is entitled to such a preference. To the extent that the Company does not distribute all of its net capital gain or distributes at least 95%, but less than 100% of its "REIT taxable income," as adjusted, it will be subject to tax thereon at regular ordinary and capital gain corporate tax rates. The Company intends to make timely distributions sufficient to satisfy these annual distribution requirements.

     The availability of the Company of, among other things, depreciation deductions with respect to its owned facilities depends upon the treatment of the Company as the owner of such facilities for federal income tax purposes, and the classification of the leases with respect to such facilities as "true leases" rather than financing arrangements for federal income tax purposes. The questions of whether the Company is the owner of such facilities and whether the leases are true leases for federal tax purposes are essentially factual matters. The Company believes and it is the opinion of tax counsel to the Company, that the Company will be treated as the owner of each of the facilities that it leases, and such leases will be treated as true leases for federal income tax purposes. This opinion is not binding on the IRS, however, and no assurances can be given that the IRS may not successfully challenge the status of the Company as the owner of its facilities subject to leases, and the status of such leases as true leases, asserting that the purchase of the facilities by the Company and the leasing of such facilities merely constitute steps in secured financing transactions in which the lessees are owners of the facilities and the Company merely a secured creditor. In such event, the Company would not be entitled to claim depreciation deductions with respect to any of the affected facilities. As a result, the Company may fail to meet the 95% distribution requirement or, if such requirement is met, then a larger percentage of distributions from the Company would constitute ordinary dividend income to shareholders, rather than a partial return of capital.

FAILURE TO QUALIFY

     If the Company fails to qualify as a REIT in any taxable year, and the relief provisions do not apply, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to shareholders in any year in which the Company fails to qualify will not be deductible and the Company's failure to qualify as a REIT would reduce the cash available for distribution by the Company to its shareholders. In addition, if the Company fails to qualify as a REIT, all distributions to shareholders will be taxable as ordinary income, to the extent of current and accumulated earnings and profits, and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, the Company will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances the Company would be entitled to such statutory relief. Failure to qualify could result in the Company's incurring indebtedness or liquidating investments in order to pay the resulting taxes.

OTHER TAX MATTERS

     The Company owns and operates a number of properties through qualified REIT subsidiaries (the "QRSs"). The Company has owned 100% of the stock of each of the QRSs at all times that each of the QRSs has been in existence. As a result, the QRSs will be treated as qualified REIT subsidiaries under the Code. Code
Section 856(i) provides that a corporation which is a qualified REIT subsidiary shall not be treated as a separate corporation, and all assets, liabilities, and items of income, deduction, and credit of a qualified REIT subsidiary shall be treated as assets, liabilities and such items (as the case may be) of the REIT. Thus, in applying the tests for REIT qualification described in the Prospectus under the heading "-- Taxation of the Company," the QRSs will be ignored, and all assets, liabilities and items of income, deduction, and credit of such QRSs will be treated as assets, liabilities and items of the Company. The Company has not, however, sought or received a ruling from the IRS that the QRSs are qualified REIT subsidiaries.

TAXATION OF SHAREHOLDERS -- GENERAL

     As long as the Company qualifies as a REIT, distributions made to the Company's shareholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by them as ordinary income (which will not be eligible for the dividends received deduction for corporations). Distributions that are properly designated as capital gain dividends will be taxed as long-term capital gains to the extent they do not exceed the Company's actual net capital gain for the taxable year, without regard to the period for which a shareholder has held his stock, although corporate shareholders may be required to treat up to 20% of any such capital gain dividend as ordinary income. Individuals are generally subject to differing rates of tax on various transactions giving rise to long-term capital gains or losses. In general, the long-term capital gains rate is (i) 28% on capital gain from the sale or exchange of assets held more than one year, but not more than 18 months; (ii) 20% on capital gain from the sale or exchange of assets held more than 18 months; and (iii) 25% on capital gain from the sale or exchange of certain depreciable real estate otherwise eligible for the 20% rate, up to the amount of depreciation deductions previously taken with respect to such real estate. For purposes of computing the Company's earnings and profits, depreciation on real estate will be computed on a straight-line basis over a 40 year recovery period. Distributions (not designated as capital gain dividends) in excess of current or accumulated earnings and profits will not be taxable to a shareholder to the extent that they do not exceed the adjusted basis of the shareholder's shares of stock, but rather will reduce the adjusted basis of such shares of stock (but not below zero). To the extent that such distributions exceed the adjusted basis of a shareholder's shares of stock they will be included in income as long-term or short-term capital gain assuming the shares are held as a capital asset in the hands of the shareholder. The Company will notify shareholders at the end of each year as to the portions of the distributions which constitute ordinary income, net capital gain or return of capital.

     In addition, any dividend declared by the Company in October, November or December of any year payable to a shareholder of record on a specified date in any such month shall be treated as both paid by the Company and received by the shareholder on December 31 of such year, provided that the dividend is actually paid by the Company on or before January 31 of the following calendar year. Shareholders may not include in their individual income tax returns any net operating losses or capital losses of the Company.

     In general, any gain or loss upon a sale or exchange of stock by a shareholder who has held such stock as a capital asset will be long-term or short-term depending on whether the stock was held for more than one year; provided, however, any loss on the sale or exchange of stock that have been held by such shareholder for six months or less will be treated as a long-term capital loss to the extent of distributions from the Company required to be treated by such shareholder as long-term capital gain.

     Individual shareholders are generally subject to differing rates of tax on long-term capital gains, ranging from 20% to 28%, depending upon the holding period of the asset that is sold and which gives rise to such gain. Subject to certain limitations the Company may designate which category of tax rate that will apply to capital gain dividends or the Company may retain such capital gains and pay the tax for the shareholders on such gains. If the Company elects to retain capital gains, the affected shareholders will receive certain credits and basis adjustments reflecting the resultant deemed distribution and tax payments for the shareholders.

TAXATION OF TAX-EXEMPT SHAREHOLDERS

     The IRS has ruled that amounts distributed as dividends by a qualified REIT do not constitute unrelated business taxable income ("UBTI") when received by a tax-exempt entity. Based on that ruling the dividend income from the Company should not, subject to certain exceptions described below, be UBTI to a qualified plan, IRA or other tax-exempt entity (a "Tax-Exempt Shareholder") provided the Tax-Exempt Shareholder has not held its shares as "debt financed property" within the meaning of the Code and the shares are not otherwise used in an unrelated trade or business of the Tax-Exempt Shareholder. Similarly, income from the sale of Series B Preferred Stock should not, subject to certain exceptions described below, constitute UBTI unless the Tax-Exempt Shareholder has held such stock as a dealer (under Section 512(b)(5)(B) of the Code) or as "debt financed property" within the meaning of the Code or has used the stock in a trade or business.

     For Tax-Exempt Shareholders which are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code respectively, income from an investment in the Company will constitute UBTI unless the organization is able to properly deduct amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its investment in the Company. Such prospective investors should consult their tax advisors concerning these "set-aside" and reserve requirements. Capital gain dividends received by a Tax-Exempt Shareholder that is a private foundation appear to be subject to a 2% excise tax under Section 4940 of the Code but are not included in adjusted net income for purposes of determining under Section 4942 the amount which the private foundation must distribute.

     Notwithstanding the above, however, the recently enacted Omnibus Budget Reconciliation Act of 1993 (the "1993 Act") provides that, effective for taxable years beginning in 1994, a portion of the dividends paid by a "pension held REIT" shall be treated as UBTI as to any trust which (i) is described in Section 401 (a) of the Code, (ii) is tax-exempt under Section 501(a) of the Code, and
(iii) holds more than 10% (by value) of the interests in the REIT. Tax-exempt pension funds that are described in Section 401(a) of the Code are referred to below as "qualified trusts."

     A REIT is a "pension held REIT" if (i) it would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Code (added by the 1993 Act) provides that stock owned by qualified trusts shall be treated, for purposes of the "not closely held" requirement, as owned by the beneficiaries of the trust (rather than by the trust itself), and (ii) either (a) at least one such qualified trust holds more than 25% (by value) of the interests in the REIT, or
(b) one or more such qualified trusts, each of whom owns more than 10% (by value) of the interests in the REIT, hold in the aggregate more than 50% (by value) of the interests in the REIT. The Company believes that it is not currently a "pension held REIT" within the meaning of the Code.

TAXATION OF NON-U.S. SHAREHOLDERS

     The rules governing United States federal income taxation of the ownership and disposition of stock by persons that are, for purposes of such taxation, nonresident alien individuals, foreign corporations, foreign partnerships or foreign estates or trusts (collectively, "Non-U.S. Shareholders") are complex, and no attempt is made herein to provide more than a brief summary of such rules. Accordingly, the discussion does not address all aspects of United States federal income tax and does not address state, local or foreign tax consequences that may be relevant to a Non-U.S. Shareholder in light of its particular circumstances. In addition, this discussion is based on current law, which is subject to change, and assumes that the Company qualifies for taxation as a REIT. Prospective Non-U.S. Shareholders should consult with their own tax advisers to determine the impact of federal, state, local and foreign income tax laws with regard to an investment in preferred Stock, including any reporting requirements.

     Distributions. Distributions by the Company to a Non-U.S. Shareholder that are neither attributable to gain from sales or exchanges by the Company of United States real property interests nor designated by the Company as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of current or accumulated earnings and profits of the Company. Such distributions ordinarily will be subject to withholding of United States federal income tax on a gross basis (that is, without allowance of deductions) at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the dividends are treated as effectively connected with the conduct by the Non-U.S. Shareholder of a United States trade or business. Dividends that are effectively connected with such a trade or business will be subject to tax on a net basis (that is, after allowance of deductions) at graduated rates, in the same manner as domestic shareholders are taxed with respect to such dividends and are generally not subject to withholding. Any such dividends received by a Non-U.S. Shareholder that is a corporation may also be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

     Distributions in excess of current or accumulated earnings and profits of the Company will not be taxable to a Non-U.S. Shareholder to the extent that they do not exceed the adjusted basis of the shareholder's stock, but rather will reduce the adjusted basis of such stock. To the extent that such distributions exceed the adjusted basis of a Non-U.S. Shareholder's stock, they will give rise to gain from the sale or exchange of his stock, the tax treatment of which is described below. If it cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current or accumulated earnings and profits, the distribution will generally be treated as a dividend for withholding purposes. However, amounts thus withheld are generally refundable if it is subsequently determined that such distribution was, in fact, in excess of current or accumulated earnings and profits of the Company.

     Distributions to a Non-U.S. Shareholder that are designated by the Company at the time of distribution as capital gains dividends (other than those arising from the disposition of a United States real property interest) generally will not be subject to United States federal income taxation, unless (i) investment in the Series B Preferred Stock is effectively connected with the Non-U.S. Shareholder's United States trade or business, in which case the Non-U.S. Shareholder will be subject to the same treatment as domestic shareholders with respect to such gain (except that a shareholder that is a foreign corporation may also be subject to the 30% branch profits tax, as discussed above), or (ii) the Non-U.S. Shareholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains.

     Distributions to a Non-U.S. Shareholder that are attributable to gain from sales or exchanges by the Company of United States real property interests will cause the Non-U.S. Shareholder to be treated as recognizing such gain as income effectively connected with a United States trade or business. Non-U.S. Shareholders would thus generally be taxed at the same rates applicable to domestic shareholders (subject to a special alternative minimum tax in the case of nonresident alien individuals). Also, such gain may be subject to a 30% branch profits tax in the hands of a Non-U.S. Shareholder that is a corporation. The Company is required to withhold 35% of any such distribution. That amount is creditable against the Non-U.S. Shareholder's United States federal income tax liability.

     Pursuant to Treasury Regulations effective through December 31, 1998, dividends paid to an address in a country outside the United States are generally presumed to be paid to a resident of such country for purposes of determining the applicability of withholding requirements discussed above and the applicability of any treaty rate. Under revised Treasury Regulations effective January 1, 1999, different presumptions and procedures apply to determine whether a dividend is subject to withholding and whether a possibly reduced treaty rate of withholding is available. In addition, new rules apply to dividends to foreign entities, including partnerships and other pass-through entities. Distributions in excess of current or accumulated earnings and profits of the Company to a Non-U.S. Shareholder, to the extent they are not subject to 30% withholding or are subject to a lower treaty rate, may nevertheless be subject to separate withholding at a rate of 10% under the rules of Code Section 1445. Non-U.S. Shareholders should discuss these new complex withholding rules with their tax advisors.

     Sales of Series B Preferred Stock. Gain recognized by a Non-U.S. Shareholder upon a sale or other disposition of Series B Preferred Stock generally will not be subject to United States federal income tax, unless (i) the Company is not a "domestically controlled REIT" or (ii) investment in the Series B Preferred

Stock is effectively connected with the Non-Shareholder's United States trade or business or (iii) in the case of a Non-U.S. Shareholder who is a nonresident alien individual, the individual is present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States. A domestically controlled REIT is defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by foreign persons. The Company believes that it is a domestically controlled REIT. In the circumstances described above in clauses
(i) and (ii), the Non-U.S. Shareholders will generally be subject to the same treatment as domestic shareholders with respect to such gain (subject to a special alternative minimum tax in the case of nonresident alien individuals in the circumstances described above in clause (i) and, in the case of foreign corporations, subject to the possible applications of the 30% branch profits tax, as discussed above). In the circumstances described above in clause (iii), the nonresident alien individual will be subject to a 30% tax on the individual's capital gain. However, gain recognized by a Non-U.S. Shareholder upon a sale or other disposition of Series B Preferred Stock will be subject to United States Federal Income Tax if (i) the company is a "domestically-controlled REIT", (ii) at any time during the calendar year of the sale or other disposition, any class of stock of the company is regularly traded on an established securities market (as is expected), and (iii) the selling Non-U.S. Shareholder held more than 5% of the fair market value of the Series B Preferred Stock at any time during a specified testing period.

     Backup Withholding Tax and Information Reporting. Backup withholding tax (which generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish certain information under the United States reporting requirements) and information reporting will generally not apply to distributions paid to Non-U.S. Shareholders outside the United States that are treated as (i) dividends subject to the 30% (or lower treaty rate) withholding tax discussed above, or (ii) capital gains dividends or (iii) distributions attributable to gain from the sale or exchange by the Company of United States real property interest. As a general matter, backup withholding and information reporting will not apply to a payment of the proceeds of a sale of Series B Preferred Stock by or through a foreign office of a foreign broker. Information reporting (but not backup withholding) will apply, however, to a payment of the proceeds of a sale of Series B Preferred Stock by a foreign office of a broker that (a) is a United States person, or (b) derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or (c) is a "controlled foreign corporation" (generally, a foreign corporation controlled by United States shareholders) for United States tax purposes, unless the broker has documentary evidence in its records that the holder is a Non-U.S. Shareholder and certain other conditions are met, or the shareholder otherwise establishes an exemption. Payment to or through a United States office of a broker of the proceeds of sale of Series B Preferred Stock is subject to both backup withholding and information reporting unless the shareholder certifies under penalties of perjury that the shareholder is a Non-U.S. Shareholder, or otherwise establishes an exemption. A Non-U.S. Shareholder may obtain a refund of any amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS. Effective January 1, 1999, additional procedures may be required for the Company to verify whether any specific shareholder is subject to backup withholding on dividends, and additional new requirements must be satisfied by shareholders that are pass-through entities for income tax purposes to avoid backup withholding.

     The backup withholding and information reporting rules are under review by the United States Treasury, and their application to the Common Stock could be changed prospectively by future Treasury Regulations.

BACKUP WITHHOLDING

     The Company will report to its domestic shareholders and the IRS the amount of dividends paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of 31% with respect to dividends paid unless such holder
(a) is a corporation or comes within certain other exempt categories and when required, demonstrates this fact, or (b) provides a correct tax payor identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A shareholder that does not provide the Company with his correct tax payor identification number may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the shareholder's income tax liability. In addition, the Company may be required to withhold a portion of capital gain distributions to any shareholders who fail to certify their non-foreign status to the Company.

OTHER TAX CONSEQUENCES

     The Company and its investors may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside. There may be other federal, state, local or foreign tax considerations applicable to the circumstances of a particular investor. Prospective investors are urged to consult their own tax advisors with respect to such matters.

     Certain employee benefit plans and individual retirement accounts and individual retirement annuities ("IRAs") (collectively, "Plans"), are subject to various provisions of the Employee Retirement Income Security Act 1974, as amended ("ERISA") and the Code. Before investing in the Series B Preferred Stock of the Company, a Plan fiduciary should ensure that such investment is in accordance with ERISA's general fiduciary standards. In making such a determination, a Plan fiduciary should ensure that the investment is in accordance with the governing instruments and the overall policy of the Plan, and that the investment will comply with the diversification and composition requirements of ERISA. In addition, provisions of ERISA and the Code prohibit certain transactions using Plan assets that involve persons who have specified relationships with a Plan. The consequences of such prohibited transactions include excise taxes, disqualifications of IRAs and other liabilities. A Plan fiduciary should ensure that any investment in the Securities will not constitute such a prohibited transaction.

                                  UNDERWRITING

     Upon the terms and subject to the conditions stated in the underwriting agreement, dated the date hereof (the "Underwriting Agreement"), each of the Underwriters named below (each, an "Underwriter" and together, the "Underwriters"), has severally agreed to purchase, and the Company has agreed to sell to each Underwriter, the number of shares of Series B Preferred Stock set forth opposite the name of such Underwriter below.

                                                                NUMBER OF
                            NAME                                 SHARES
                            ----                                ---------
Smith Barney Inc............................................      400,000
A.G. Edwards & Sons, Inc. ..................................      400,000
Cowen & Company.............................................      400,000
EVEREN Securities, Inc. ....................................      400,000
Morgan Stanley & Co. Incorporated...........................      400,000
                                                                ---------
     Total..................................................    2,000,000
                                                                =========

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Series B Preferred Stock is subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all the shares of Series B Preferred Stock offered hereby if any such shares are taken.

     The Underwriters initially propose to offer part of the shares of Series B Preferred Stock directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement and part of the shares to certain dealers at a price which represents a concession not in excess of $.50 per share under the public offering price. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $.30 per share to certain other dealers. After the initial offering of the shares of Series B Preferred Stock to the public, the public offering price and other selling terms may be changed by the Underwriters.

     In connection with this Offering and in compliance with applicable law, the Underwriters may effect transactions which stabilize, maintain or otherwise affect the market price of the Series B Preferred Stock at levels above those which might otherwise prevail in the open market. Such transactions may include placing bids for the Series B Preferred Stock or effecting purchases of the shares of Series B Preferred Stock for the purpose of pegging, fixing or maintaining the price of the securities or for the purpose of reducing a syndicate short position created in connection with the Offering. In addition, the contractual arrangements among the Underwriters include a provision whereby, if the lead managing underwriters, Smith Barney Inc. and A.G. Edwards & Sons, Inc., purchase Series B Preferred Stock in the open market for the account of the underwriting syndicate and the securities purchased can be traced to a particular Underwriter or member of the selling group, the underwriting syndicate may require the Underwriter or selling group member in question to purchase the Series B Preferred Stock in question at the cost price to the syndicate or may recover from (or decline to pay) the Underwriter or selling group member in question the selling concession applicable to the securities in question. The Underwriters are not required to engage in any of these activities and any such activities, if commenced, may be discontinued at any time.

     The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     A.G. Edwards & Sons, Inc., Cowen & Company, EVEREN Securities, Inc. and Morgan Stanley & Co. Incorporated have each performed certain investment banking or other financial services on behalf of the Company during the past two (2) years for which each received customary fees and expenses and may continue to provide such services in the future. Application has been made to list the Series B Preferred Stock on the NYSE under the symbol "OHI PrB". Prior to this Offering, there has been no public market for the Series B Preferred Stock. Trading of the Series B Preferred Stock on the NYSE is expected to commence within 30 days after the initial delivery of the Series B Preferred Stock. The Underwriters have advised the Company that they intend to make a market in the Series B Preferred Stock prior to the commencement of trading on the NYSE, but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given that a market for the Series B Preferred Stock will exist prior to commencement of trading on the NYSE or at any other time.

                                 LEGAL MATTERS

     The validity of the Series B Preferred Stock offered hereby will be passed upon for the Company by Venable, Baetjer and Howard, LLP in Baltimore, Maryland. Certain legal matters are being passed upon for the Company by Argue Pearson Harbison & Myers, LLP in Los Angeles, California and for the Underwriters by Bryan Cave LLP in St. Louis, Missouri.

PROSPECTUS
-----------------

                        OMEGA HEALTHCARE INVESTORS, INC.

                         COMMON STOCK, PREFERRED STOCK,
                    DEBT SECURITIES AND SECURITIES WARRANTS

     Omega Healthcare Investors, Inc., (the "Company") may from time to time offer in one or more series (i) shares of its common stock, par value $.10 per share (the "Common Stock"); (ii) shares of its preferred stock, par value $1.00 per share (the "Preferred Stock"); (iii) its unsecured debt securities (the "Debt Securities"); or (iv) warrants to purchase Common Stock (the "Common Stock Warrants"), warrants to purchase Debt Securities (the "Debt Securities Warrants"), and warrants to purchase Preferred Stock (the "Preferred Stock Warrants"), with an aggregate public offering price of up to $200,000,000, on terms to be determined at the time of offering. The Common Stock Warrants, the Debt Securities Warrants and the Preferred Stock Warrants shall be referred to herein collectively as the "Securities Warrants." The Common Stock, Preferred Stock, Debt Securities, and Securities Warrants (collectively, the "Securities") may be offered, separately or together, in separate series amounts, at prices and on terms to be set forth in a supplement to this Prospectus (a "Prospectus Supplement").

     The terms of the Preferred Stock, including specific designation and stated value per share, any dividend, liquidation, redemption, conversion, voting and other rights, and all other specific terms of the Preferred Stock will be set forth in the applicable Prospectus Supplement. In the case of the Debt Securities, the specific title, aggregate principal amount, form (which may be registered or global), maturity, rate (or manner of calculation thereof) and time of payment of interest, terms for redemption at the option of the Company or repayment at the option of the Holder, any sinking fund provisions and any conversion provisions will be set forth in the applicable Prospectus Supplement. In the case of the Securities Warrants, the duration, offering price, exercise price and detachability, if applicable, will be set forth in the applicable Prospectus Supplement. In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the Securities or redemption or conversion terms, in each case as may be appropriate to preserve the status of the Company as a real estate investment trust ("REIT") for United States federal income tax purposes. The applicable Prospectus Supplement will also contain information, where applicable, about certain United States federal income tax considerations relating to, and any listing on a securities exchange of, the Offered Securities covered by such Prospectus Supplement.
                                                        (continued on next page)
                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR
  ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
     PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------
THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE
    MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.
                            ------------------------
    THIS PROSPECTUS MAY NOT BE USED TO CONSUMMATE SALES OF SECURITIES UNLESS
                    ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.
                            ------------------------

                THE DATE OF THIS PROSPECTUS IS SEPTEMBER 3, 1997

     Securities may be offered directly, through agents designated from time to time by the Company, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable Prospectus Supplement. See "Plan of Distribution." No Securities may be sold without delivery of the applicable Prospectus Supplement describing the method and terms of the offering of such series of Securities. The net proceeds to the Company from the sale of any of the Securities will be set forth in the applicable Prospectus Supplement.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission in Washington, D.C. (Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549), and at the Commission's Regional Offices in Chicago (500 West Madison Street, Suite 1400, Chicago, Illinois 60665) and New York City (7 World Trade Center, 13th Floor, New York, New York 10048). Copies of such material can be obtained from the Commission's Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The common stock of the Company is listed on the New York Stock Exchange and reports, proxy statements and other information concerning Omega Healthcare Investors, Inc. can be inspected at 20 Broad Street, New York, New York. The Company has filed with the Commission a Registration Statement on Form S-3 with respect to the securities offered hereby. This Prospectus and any accompanying Prospectus Supplement do not contain all information set forth in the Registration Statement, in accordance with the rules and regulations of the Commission, and exhibits thereto which the Company has filed with the Commission under the Securities Act of 1933 and to which reference is hereto made.

                      DOCUMENTS INCORPORATED BY REFERENCE

     The following documents previously filed with the Commission are incorporated in this Prospectus by reference:

          - Annual Report of the Company on Form 10-K for the year ended December 31, 1996;

          - Quarterly Reports of the Company on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997;

          - Current Reports of the Company on Form 8-K dated April 25, 1997 and August 5, 1997;

          - The description of the Company's Common Stock, $.10 par value, contained in its Initial Registration Statement on Form 8-A, filed under
     Section 12 of the Securities Exchange Act of 1934, and declared effective by the Commission on August 7, 1992.

     All documents filed by Omega Healthcare Investors, Inc. pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, subsequent to the date hereof and prior to the termination of the offering made hereby, shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents. All information appearing in this Prospectus is qualified in its entirety by the detailed information and financial statements (including the notes thereto) appearing in the documents incorporated by reference. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     Omega Healthcare Investors, Inc. will provide without charge to each person to whom this Prospectus is delivered, on written or oral request of such person, a copy (without exhibits other than exhibits specifically incorporated by reference therein) of any or all documents incorporated by reference into this Prospectus within the meaning of Section 10(a) of the Securities Act of 1933. Requests for such copies should be directed to Essel W. Bailey, Jr., President of the Company, at the Company's principal executive offices at 905 West Eisenhower Circle, Suite 110, Ann Arbor, Michigan 48103, telephone (734) 747-9790.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SHARES OF THE COMPANY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                  THE COMPANY

     Omega Healthcare Investors, Inc. (the "Company") was incorporated in the State of Maryland on March 31, 1992. It is a self administered real estate investment trust which invests in income producing healthcare facilities, principally long-term care facilities located primarily in the United States.

     As of June 30, 1997, the Company's portfolio of investments in the United States consisted of 232 long-term care facilities and 3 medical office buildings. The Company owns and leases to healthcare operators 144 of such long-term care facilities with a total of approximately 13,250 beds and the 3 medical office buildings, and provides mortgages, including participating and convertible mortgages, on 88 of such long-term care facilities with a total of approximately 9,200 beds. The Company's facilities are located in 26 states and operated by 34 unaffiliated operators. The Company also has an interest in and provides management/advisory services to Principal Healthcare Finance Limited, a partially-owned affiliate which owns and leases to healthcare operators 116 nursing homes in the United Kingdom. The net carrying amount of the Company's investments at June 30, 1997 totaled $711 million.

     The Company's business objectives are to generate stable and increasing cash flow and provide the opportunity for increased dividends from annual increases in rental and interest revenue participation and from portfolio growth and to preserve and protect shareholders' capital, pay regular cash dividends and provide holders of common stock the opportunity to realize capital growth.

     The Company intends to make and manage its investments (including the sale or disposition of property or other investments) in such a manner as to be consistent with the requirements of the Code (or regulations thereunder) to qualify as a real estate investment trust ("REIT"), unless, because of changes in circumstances or changes in the Code (or regulations thereunder), the Board of Directors determines that it is no longer in the best interests of the Company to qualify as a REIT.

     The executive offices of the Company are located at 905 West Eisenhower Circle, Suite 110, Ann Arbor, Michigan 48103. Its telephone number is (734) 747-9790.

INVESTMENT STRATEGIES AND POLICIES

     The Company maintains a diversified portfolio of income-producing healthcare facilities or mortgages thereon, with a primary focus on long-term care facilities located in the United States. In making investments, the Company generally seeks established, creditworthy, middle market healthcare operators which meet the Company's standards for quality and experience of management. Although the Company has emphasized long-term care investments, it intends to diversify prudently into other types of healthcare facilities or other properties. The Company actively seeks to diversify its investments in terms of geographic location, operators and facility types.

     In evaluating potential investments, the Company considers such factors as:
(i) the quality and experience of management and the creditworthiness of the operator of the facility; (ii) the adequacy of the facility's historical, current and forecasted cash flow to meet operational needs, capital expenditures and lease or debt service obligations; (iii) the construction quality, condition and design of the facility; (iv) the geographic area and type of facility; (v) the tax, growth, regulatory and reimbursement environment of the community in which the facility is located; (vi) the occupancy and demand for similar healthcare facilities in the same or nearby communities; and (vii) the payor mix of private, Medicare and Medicaid patients.

     The Company plans to maintain its percentage of equity and equity-linked investments at approximately 70% of its portfolio and to increase the number of operators and geographic diversity of the facilities in its portfolio as well as to continue to expand its relationships with current operators.

     The Company believes that a growing market exists for REITs focusing on the long-term care industry. According to data from the U.S. Census Bureau, in 1995 there were approximately 3.6 million Americans over the age of 85, comprising 1.4% of the total U.S. population. From 1960 to 1994, the population within this age group increased at more than five times the rate of the increase for the total population. The Company believes that the fundamentals of the long-term care and nursing home industry will continue to be strong and provide good opportunity for additional investment in the foreseeable future. The long-term care industry provides sub-acute medical and custodial care to the senior population of the United States. The demand for long-term care comes principally from those individuals over 85 years of age. Due to demographic trends, regulation and government support, the company believes that the long-term care sector of the healthcare industry has been one of the less volatile segments of the industry.

     The Company continually assesses and reassesses investments in other healthcare and senior medical services markets, including the assisted living market. Assisted living units are designed for seniors who need assistance with basic activities such as bathing, meal preparation and eating. While strong demographic demands support this segment, low barriers to entry and the unregulated nature of assisted living pose additional risks in this healthcare segment. The Company believes that there may be selected opportunities to participate in this sector, but to date has not made significant investments in properties of this type.

     Additionally, the Company believes that acute care hospitals presently represent a substantial portion of healthcare expenditures in the United States. While the Company has made limited investments in this segment, with a total of approximately $30 million invested as of the date of this Prospectus, the Company anticipates that future investments will result from the need for capital and the evolving demand for healthcare properties operated by acute care delivery systems.

     A fundamental investment strategy of the Company is to obtain contractual rent escalations under long-term, non-cancelable "triple net" leases and revenue participations through participating mortgage loans, and to obtain substantial security deposits. The Company may participate in mortgage loans through ownership of collateralized mortgage obligations or other securitization of mortgages.

     The Company may determine to finance acquisitions through the exchange of properties or the issuance of shares of its capital stock to others, if such transactions otherwise satisfy the Company's investment criteria. The Company also has authority to repurchase or otherwise reacquire its Common Stock or any other securities and may determine to do so in the future.

     To the extent that the Company's Board of Directors determines to obtain additional capital, the Company may raise such capital through additional equity offerings, debt financings or retention of cash flow (subject to provisions of the Internal Revenue Code of 1986, as amended concerning the taxability of undistributed income of "real estate investment trusts"), or a combination of these methods.

BORROWING POLICIES

     The Company may incur additional indebtedness, and anticipates eventually attaining and then expects to generally maintain a long-term debt-to-capitalization ratio of approximately 40%. The Company intends to review periodically its policy with respect to its debt-to-capitalization ratio and to adapt such policy as its management deems prudent in light of prevailing market conditions. The Company's strategy generally has been to match the maturity of its indebtedness with the maturity of its assets, and to employ long term, fixed rate debt to the extent practicable.

     The Company will use the proceeds of any additional indebtedness to provide permanent financing for investments in additional healthcare facilities. The Company may obtain either secured or unsecured indebtedness, which may be convertible into capital stock or accompanied by warrants to purchase capital stock. Where debt financing is present on terms deemed favorable, the Company may invest in properties subject to existing loans, secured by mortgages, deeds of trust or similar liens on the properties.

                  RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS

     The ratio of earnings to combined fixed charges and preferred stock dividends are as follows:

                                                                                                  SIX MONTHS
                                                                       YEAR ENDED                   ENDED
                                      AUGUST 14, 1992                 DECEMBER 31,                 JUNE 30,
                                       (INCEPTION) TO       --------------------------------    --------------
                                    DECEMBER 31, 1992(1)    1993     1994     1995     1996     1996     1997
                                    --------------------    ----     ----     ----     ----     ----     ----
Ratio of Earnings to Combined
  Fixed Charges and Preferred
  Stock Dividends(2)..............         15.45x           3.51x    2.69x    2.92x    2.66x    2.75x    2.63x

---------------
(1) Operations of the Company commenced on August 14, 1992.

(2) For purposes of calculating the ratio of earnings to combined fixed charges and preferred stock dividends, net earnings (before extraordinary charge from prepayment of debt in 1995) has been added to fixed charges and that sum has been divided by such fixed charges. Fixed charges consist of interest expense, amortization of deferred financing costs and, starting with the period ended June 30, 1997, preferred stock dividends for the Series A Cumulative Preferred Stock.

                                USE OF PROCEEDS

     Unless otherwise specified in the Prospectus Supplement which accompanies this Prospectus, the net proceeds from the sale of the Securities offered from time to time hereby will be used for the repayment of the Company's revolving line of credit, to fund additional investments and general corporate purposes.

                           DESCRIPTION OF SECURITIES

     The Company may offer under this Prospectus one or more of the following categories of its Securities: (i) shares of its Common Stock, par value $0.10 per share; (ii) shares of its Preferred Stock, par value $1.00 per share, in one or more series; (iii) Debt Securities, in one or more series; (iv) Common Stock Warrants; (v) Preferred Stock Warrants; (vi) Debt Warrants; and (vii) any combination of the foregoing, either individually or as units consisting of one or more of the types of Securities described in clauses (i) through (vi). The terms of any specific offering of Securities, including the terms of any units offered, will be set forth in a Prospectus Supplement relating to such offering.

     The authorized capital stock of the Company currently consists of 50,000,000 shares of Common Stock, par value $0.10 per share, and 10,000,000 shares of Preferred Stock, par value $1.00 per share. As of June 30, 1997, the Company had 19,065,324 shares of its Common Stock and 2,300,000 shares of its 9.25% Series A Cumulative Preferred Stock issued and outstanding. The Common Stock and 9.25% Series A Cumulative Preferred Stock are listed on the New York Stock Exchange. The Company intends to apply to list any additional shares of its Common Stock which are issued and sold hereunder. The Company may apply to list any additional series of Preferred Stock which are offered and sold hereunder, as described in the Prospectus Supplement relating to such Preferred Stock.

                                  COMMON STOCK

     All shares of Common Stock participate equally in dividends payable to stockholders of Common Stock when and as declared by the Board of Directors and in net assets available for distribution to stockholders of Common Stock on liquidation or dissolution, have one vote per share on all matters submitted to a vote of the stockholders and do not have cumulative voting rights in the election of directors. All issued and outstanding shares of Common Stock are, and the Common Stock offered hereby will be upon issuance, validly issued, fully paid and nonassessable. Holders of the Common Stock do not have preference, conversion, exchange or preemptive rights. The Common Stock is listed on the New York Stock Exchange (NYSE Symbol "OHI").

REDEMPTION AND BUSINESS COMBINATION PROVISIONS

     If the Board of Directors shall, at any time and in good faith, be of the opinion that direct or indirect ownership of at least 9.9% or more of the voting shares of capital stock has or may become concentrated in the hands of one beneficial owner, the Board of Directors shall have the power (i) by lot or other means deemed equitable by it to call for the purchase from any stockholder of the Company a number of voting shares sufficient, in the opinion of the Board of Directors, to maintain or bring the direct or indirect ownership of voting shares of capital stock of such beneficial owner to a level of no more than 9.9% of the outstanding voting shares of the Company's capital stock, and (ii) to refuse to transfer or issue voting shares of capital stock to any person whose acquisition of such voting shares would, in the opinion of the Board of Directors, result in the direct or indirect ownership by that person of more than 9.9% of the outstanding voting shares of capital stock of the Company. Further, any transfer of shares, options, warrants, or other securities convertible into voting shares that would create a beneficial owner of more than 9.9% of the outstanding voting shares shall be deemed void ab initio and the intended transferee shall be deemed never to have had an interest therein. The purchase price for any voting shares of capital stock so redeemed shall be equal to the fair market value of the shares reflected in the closing sales prices for the shares, if then listed on a national securities exchange, or the average of the closing sales prices for the shares if then listed on more than one national securities exchange, or if the shares are not then listed on a national securities exchange, the latest bid quotation for the shares if then traded over-the-counter, on the last business day immediately preceding the day on which notices of such acquisitions are sent by the Company, or, if no such closing sales prices or quotations are available, then the purchase price shall be equal to the net asset value of such stock as determined by the Board of Directors in accordance with the provisions of applicable law. From and after the date fixed for purchase by the Board of Directors, the holder of any shares so called for purchase shall cease to be entitled to distributions, voting rights and other benefits with respect to such shares, except the right to payment of the purchase price for the shares.

     The Articles of Incorporation require that, except in certain circumstances, Business Combinations (as defined) between the Company and a beneficial holder of 10% or more of the Company's outstanding voting stock (a "Related Person") be approved by the affirmative vote of at least 80% of the outstanding voting shares of the Company.

     A Business Combination is defined in the Articles of Incorporation as (a) any merger or consolidation of the Company with or into a Related Person, (b) any sale, lease, exchange, transfer or other disposition, including without limitation a mortgage or any other security device, of all or any "Substantial Part" (as defined) of the assets of the Company (including without limitation any voting securities of a subsidiary) to a Related Person, (c) any merger or consolidation of a Related Person with or into the Company, (d) any sale, lease, exchange, transfer or other disposition of all or any Substantial Part of the assets of a Related Person to the Company, (e) the issuance of any securities (other than by way of pro rata distribution to all stockholders) of the Company to a Related Person, and (f) any agreement, contract or other arrangement providing for any of the transactions described in the definition of Business Combination. The term "Substantial Part" shall mean more than 10% of the book value of the total assets of the Company as of the end of its most recent fiscal year ending prior to the time the determination is being made.

     Pursuant to the Articles of Incorporation, the Company's Board of Directors is classified into three classes. Each class of directors serves for a term of three years, with one class being elected each year. As of the date of this Prospectus, there are seven directors, two in each of two classes of directors, and three in one class.

     The foregoing provisions of the Articles of Incorporation and certain other matters may not be amended without the affirmative vote of at least 80% of the outstanding voting shares of the Company.

     The foregoing provisions may have the effect of discouraging unilateral tender offers or other takeover proposals which certain stockholders might deem in their interests or in which they might receive a substantial premium. The Board of Directors' authority to issue and establish the terms of currently authorized Preferred Stock, without stockholder approval, may also have the effect of discouraging takeover attempts. See "Preferred Stock." The provisions could also have the effect of insulating current management against the possibility of removal and could, by possibly reducing temporary fluctuations in market price caused by accumulation of shares, deprive stockholders of opportunities to sell at a temporarily higher market price. However, the Board of Directors believes that inclusion of the Business Combination provisions in the Articles of Incorporation may help assure fair treatment of stockholders and preserve the assets of the Company.

     The foregoing summary of certain provisions of the Articles of Incorporation does not purport to be complete or to give effect to provisions of statutory or common law. The foregoing summary is subject to, and qualified in its entirety by reference to, the provisions of applicable law and the Articles of Incorporation, a copy of which is incorporated by reference as an exhibit to the Registration Statement of which this Prospectus is a part.

TRANSFER AGENT AND REGISTRAR

     First Chicago Trust Company of New York is the transfer agent and registrar of the Common Stock and Preferred Stock.

                                PREFERRED STOCK

     The terms of any series of the Preferred Stock offered by any Prospectus Supplement will be as described in such Prospectus Supplement. The following description of the terms of the Preferred Stock, except as modified in a Prospectus Supplement, sets forth certain general terms and provisions of the Preferred Stock. The description of certain provisions of the Preferred Stock set forth below and in any Prospectus Supplement does not purport to be complete and is subject to and qualified in its entirety by reference to the Company's Articles of Incorporation (the "Articles of Incorporation"), and the Board of Directors' resolution or articles supplementary (the "Articles Supplementary") relating to each series of the Preferred Stock which will be filed with the Commission and incorporated by reference as an exhibit to the Registration Statement of which this Prospectus is a part at or prior to the time of the issuance of such series of the Preferred Stock.

GENERAL

     The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, $0.10 par value per share, and 10,000,000 shares of preferred stock, $1.00 par value per share ("preferred stock of the Company," which term, as used herein, includes the Preferred Stock offered hereby).

     Under the Articles of Incorporation, the Board of Directors of the Company is authorized without further stockholder action to provide for the issuance of up to an additional 7,700,000 shares of preferred stock of the Company, in one or more series, with such designations, preferences, powers and relative participating, optional or other special rights and qualifications, limitations or restrictions thereon, including, but not limited to, dividend rights, dividend rate or rates, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price or prices, and the liquidation preferences as shall be stated in the resolution providing for the issue of a series of such stock, adopted, at any time or from time to time, by the Board of Directors of the Company. The Company has outstanding 2,300,000 shares of its 9.25% Series A Cumulative Preferred Stock.

     The Preferred Stock shall have the dividend, liquidation, redemption and voting rights set forth below unless otherwise provided in a Prospectus Supplement relating to a particular series of the Preferred Stock. Reference is made to the Prospectus Supplement relating to the particular series of the Preferred Stock offered thereby for specific terms, including: (i) the designation and stated value per share of such Preferred Stock and the number of shares offered; (ii) the amount of liquidation preference per share; (iii) the initial public offering price at which such Preferred Stock will be issued; (iv) the dividend rate (or method of calculation), the dates on which dividends shall be payable and the dates from which dividends shall commence to cumulate, if any; (v) any redemption or sinking fund provisions; (vi) any conversion rights;
(vii) any additional voting, dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions.

     The Preferred Stock will, when issued, be fully paid and nonassessable and will have no preemptive rights. Unless otherwise stated in a Prospectus Supplement relating to a particular series of the Preferred Stock, each series of the Preferred Stock will rank on a parity as to dividends and distributions of assets with each other series of the Preferred Stock. The rights of the holders of each series of the Preferred Stock will be subordinate to those of the Company's general creditors.

CERTAIN PROVISIONS OF THE ARTICLES OF INCORPORATION

     See "Common Stock -- Redemption and Business Combination Provisions" for a description of certain provisions of the Articles of Incorporation, including provisions relating to redemption rights and provisions which may have certain anti-takeover effects.

DIVIDEND RIGHTS

     Holders of the Preferred Stock of each series will be entitled to receive, when and if declared by the Board of Directors of the Company, out of funds of the Company legally available therefor, cash dividends on such dates and at such rates as will be set forth in, or as are determined by, the method described in the Prospectus Supplement relating to such series of the Preferred Stock. Such rate may be fixed or variable or both. Each such dividend will be payable to the holders of record as they appear on the stock books of the Company on such record dates, fixed by the Board of Directors of the Company, as specified in the Prospectus Supplement relating to such series of Preferred Stock.

     Dividends on any series of Preferred Stock may be cumulative or noncumulative, as provided in the applicable Prospectus Supplement. If the Board of Directors of the Company fails to declare a dividend payable on a dividend payment date on any series of Preferred Stock for which dividends are noncumulative, then the holders of such series of Preferred Stock will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and the Company shall have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment dates. Dividends on the shares of each series of Preferred Stock for which dividends are cumulative will accrue from the date on which the Company initially issues shares of such series.

     So long as the shares of any series of the Preferred Stock shall be outstanding, unless (i) full dividends (including if such Preferred Stock is cumulative, dividends for prior dividend periods) shall have been paid or declared and set apart for payment on all outstanding shares of the Preferred Stock of such series and all other classes and series of preferred stock of the Company (other than Junior Stock as defined below) and (ii) the Company is not in default or in arrears with respect to the mandatory or optional redemption or mandatory repurchase or other mandatory retirement of, or with respect to any sinking or other analogous fund for, any shares of Preferred Stock of such series or any shares of any other preferred stock of the Company of any class or series (other than Junior Stock), the Company may not declare any dividends on any shares of Common Stock of the Company or any other stock of the Company ranking as to dividends or distributions of assets junior to such series of Preferred Stock (the Common Stock and any such other stock being herein referred to as "Junior Stock"), or make any payment on account of, or set apart money for, the purchase, redemption or other retirement of, or for a sinking or other analogous fund for, any shares of Junior Stock or make any distribution in respect thereof, whether in cash or property or in obligations or stock of the Company, other than Junior Stock which is neither convertible into, nor exchangeable or exercisable for, any securities of the Company other than Junior Stock.

LIQUIDATION PREFERENCE

     In the event of any liquidation, dissolution or winding up of the Company, voluntary or involuntary, the holders of each series of the Preferred Stock will be entitled to receive out of the assets of the Company available for distribution to stockholders, before any distribution of assets is made to the holders of Common Stock or any other shares of stock of the Company ranking junior as to such distribution to such series of Preferred Stock, the amount set forth in the Prospectus Supplement relating to such series of the Preferred Stock. If, upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the amounts payable with respect to the Preferred Stock of any series and any other shares of preferred stock of the Company (including any other series of the Preferred Stock) ranking as to any such distribution on a parity with such series of the Preferred Stock are not paid in full, the holders of the Preferred Stock of such series and of such other shares of preferred stock of the Company will share ratably in any such distribution of assets of the Company in proportion to the full respective preferential amounts to which they are entitled. After payment to the holders of the Preferred Stock of each series of the full preferential amounts of the liquidating distribution to which they are entitled, the holders of each such series of the Preferred Stock will be entitled to no further participation in any distribution of assets by the Company.

     If liquidating distributions shall have been made in full to all holders of shares of Preferred Stock, the remaining assets of the Company shall be distributed among the holders of Junior Stock, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of the Company with or into any other corporation, or the sale, lease or conveyance of all or substantially all of the property or business of the Company, shall not be deemed to constitute a liquidation, dissolution or winding up of the Company.

REDEMPTION

     A series of the Preferred Stock may be redeemable, in whole or from time to time in part, at the option of the Company, and may be subject to mandatory redemption pursuant to a sinking fund or otherwise, in each case upon terms, at the time and at the redemption prices set forth in the Prospectus Supplement relating to such series. Shares of the Preferred Stock redeemed by the Company will be restored to the status of authorized but unissued shares of preferred stock of the Company.

     In the event that fewer than all of the outstanding shares of a series of the Preferred Stock are to be redeemed, whether by mandatory or optional redemption, the number of shares to be redeemed will be determined by lot or pro rata (subject to rounding to avoid fractional shares) as may be determined by the Company or by any other method as may be determined by the Company in its sole discretion to be equitable. From and after the redemption date (unless default shall be made by the Company in providing for the payment of the redemption price plus accumulated and unpaid dividends, if any), dividends shall cease to accumulate on the shares of the Preferred Stock called for redemption and all rights of the holders thereof (except the right to receive the redemption price plus accumulated and unpaid dividends, if any) shall cease.

     So long as any dividends on shares of any series of the Preferred Stock or any other series of preferred stock of the Company ranking on a parity as to dividends and distribution of assets with such series of the Preferred Stock are in arrears, no shares of any such series of the Preferred Stock or such other series of preferred stock of the Company will be redeemed (whether by mandatory or optional redemption) unless all such shares are simultaneously redeemed, and the Company will not purchase or otherwise acquire any such shares; provided, however, that the foregoing will not prevent the purchase or acquisition of such shares pursuant to a purchase or exchange offer made on the same terms to holders of all such shares outstanding.

CONVERSION RIGHTS

     The terms and conditions, if any, upon which shares of any series of Preferred Stock are convertible into Common Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the number of shares of Common Stock into which the Preferred Stock is convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of Preferred Stock or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion.

VOTING RIGHTS

     Except as indicated below or in a Prospectus Supplement relating to a particular series of the Preferred Stock, or except as required by applicable law, the holders of the Preferred Stock will not be entitled to vote for any purpose.

     So long as any shares of the Preferred Stock of a series remain outstanding, the consent or the affirmative vote of the holders of at least 80% of the votes entitled to be cast with respect to the then outstanding shares of such series of the Preferred Stock together with any Parity Preferred (as defined below), voting as one class, either expressed in writing or at a meeting called for that purpose, will be necessary (i) to permit, effect or validate the authorization, or any increase in the authorized amount, of any class or series of shares of the Company ranking prior to the Preferred Stock of such series as to dividends, voting or distribution of assets and (ii) to repeal, amend or otherwise change any of the provisions applicable to the Preferred Stock of such series in any manner which adversely affects the powers, preferences, voting power or other rights or privileges of such series of the Preferred Stock. In case any series of the Preferred Stock would be so affected by any such action referred to in clause (ii) above in a different manner than one or more series of the Parity Preferred then outstanding, the holders of shares of the Preferred Stock of such series, together with any series of the Parity Preferred which will be similarly affected, will be entitled to vote as a class, and the Company will not take such action without the consent or affirmative vote, as above provided, of at least 80% of the total number of votes entitled to be cast with respect to each such series of the Preferred Stock and the Parity Preferred, then outstanding, in lieu of the consent or affirmative vote hereinabove otherwise required.

     With respect to any matter as to which the Preferred Stock of any series is entitled to vote, holders of the Preferred Stock of such series and any other series of preferred stock of the Company ranking on a parity with such series of the Preferred Stock as to dividends and distributions of assets and which by its terms provides for similar voting rights (the "Parity Preferred") will be entitled to cast the number of votes set forth in the Prospectus Supplement with respect to that series of Preferred Stock. As a result of the provisions described in the preceding paragraph requiring the holders of shares of a series of the Preferred Stock to vote together as a class with the holders of shares of one or more series of Parity Preferred, it is possible that the holders of such shares of Parity Preferred could approve action that would adversely affect such series of Preferred Stock, including the creation of a class of capital stock ranking prior to such series of Preferred Stock as to dividends, voting or distributions of assets.

     The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of the Preferred Stock shall have been redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.

TRANSFER AGENT AND REGISTRAR

     Unless otherwise indicated in a Prospectus Supplement relating thereto, First Chicago Trust Company of New York will be the transfer agent, dividend and redemption price disbursement agent and registrar for shares of each series of the Preferred Stock.

                                DEBT SECURITIES

     Debt Securities may be issued from time to time in series under an Indenture (the "Indenture") dated August 27, 1997 between the Company and NBD Bank, as Trustee (the "Trustee"). As used under this caption, unless the context otherwise requires, Offered Debt Securities shall mean the Debt Securities offered by this Prospectus and the accompanying Prospectus Supplement. The statements under this caption are brief summaries of certain provisions contained in the Indenture, do not purport to be complete and are qualified in their entirety by reference to the Indenture, including the definition therein of certain terms, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part. The following sets forth certain general terms and provisions of the Debt Securities. Further terms of the Offered Debt Securities will be set forth in the Prospectus Supplement.

GENERAL

     The Indenture provides for the issuance of Debt Securities in series, and does not limit the principal amount of Debt Securities which may be issued thereunder.

     Reference is made to the Prospectus Supplement for the following terms of the Offered Debt Securities: (i) the specific title of the Offered Debt Securities; (ii) the aggregate principal amount of the Offered Debt Securities;
(iii) the percentage of the principal amount at which the Offered Debt Securities will be issued; (iv) the date on which the Offered Debt Securities will mature; (v) the rate or rates per annum or the method for determining such rate or rates, if any, at which the Offered Debt Securities will bear interest;
(vi) the times at which any such interest will be payable; (vii) any provisions relating to optional or mandatory redemption of the Offered Debt Securities at the option of the Company or pursuant to sinking fund or analogous provisions;
(viii) the denominations in which the Offered Debt Securities are authorized to be issued if other than $100,000; (ix) any provisions relating to the conversion or exchange of the Offered Debt Securities into Common Stock or into Debt Securities of another series; (x) the portion of the principal amount, if less than the principal amount, payable on acceleration; (xi) the place or places at which the Company will make payments of principal (and premiums, if any) and interest, if any, and the method of payment; (xii) whether the Offered Debt Securities will be issued in whole or in part in global form; (xiii) any additional covenants and Events of Default and the remedies with respect thereto not currently set forth in the Indenture; (xiv) the identity of the Trustee for the Debt Securities, and if not the Trustee, the identity of each paying agent and the Debt Securities Registrar; (xv) the currency or currencies other than United States Dollars in which any series of Debt Securities will be issued; and
(xvi) any other specific terms of the Offered Debt Securities.

     One or more series of the Debt Securities may be issued as discounted Debt Securities (bearing no interest or bearing interest at a rate which at the time of issuance is below market rates) to be sold at a substantial discount below their stated principal amount. Tax and other special considerations applicable to any such discounted Debt Securities will be described in the Prospectus Supplement relating thereto.

STATUS OF DEBT SECURITIES

     The Debt Securities will be unsecured obligations of the Company and may be ranking on a parity with all other unsecured and unsubordinated indebtedness, or may be subordinated to certain other indebtedness of the Company.

CONVERSION RIGHTS

     The terms, if any, on which Debt Securities of a series may be exchanged for or converted into shares of Common Stock or Debt Securities of another series will be set forth in the Prospectus Supplement relating thereto. To protect the Company's status as a REIT, a beneficial Holder may not convert any Debt Security, and such Debt Security shall not be convertible by any Holder, if as a result of such conversion any person would then be deemed to beneficially own, directly or indirectly, 9.9% or more of the Company's shares of Common Stock.

ABSENCE OF RESTRICTIVE COVENANTS

     Except as noted below under "Dividends, Distributions and Acquisitions of Capital Stock," the Company is not restricted by the Indenture from paying dividends or from incurring, assuming or becoming liable for any type of debt or other obligations or from creating liens on its property for any purpose. The Indenture does not require the maintenance of any financial ratios or specified levels of net worth or liquidity. Except as may be set forth in the Prospectus Supplement, there are no provisions of the Indenture which afford holders of the Debt Securities protection in the event of a highly leveraged transaction involving the Company.

OPTIONAL REDEMPTION

     The Debt Securities will be subject to redemption, in whole or from time to time in part, at any time for certain reasons intended to protect the Company's status as a REIT, at the option of the Company in the manner specified in the Indenture at a redemption price equal to 100% of the principal amount, premium, if any, plus interest accrued to the date of redemption. The Indenture does not contain any provision requiring the Company to repurchase the Debt Securities at the option of the Holders thereof in the event of a leveraged buyout, recapitalization or similar restructuring of the Company.

DIVIDENDS, DISTRIBUTIONS AND ACQUISITIONS OF CAPITAL STOCK

     The Indenture provides that the Company will not (i) declare or pay any dividend or make any distribution on its capital stock or to holders of its capital stock (other than dividends or distributions payable in its capital stock or other than as the Company determines is necessary to maintain its status as a REIT) or (ii) purchase, redeem or otherwise acquire or retire for value any of its capital stock, or any warrants, rights or options or other securities to purchase or acquire any Shares of its capital stock (other than the Debt Securities) or permit any subsidiary to do so, if at the time of such action an Event of Default (as defined in the Indenture) has occurred and is continuing or would exist immediately after giving effect to such action.

EVENTS OF DEFAULT

     An Event of Default with respect to Debt Securities of any series is defined in the Indenture as being (a) failure to pay principal of or any premium on any Debt Security of that series when due; (b) failure to pay any interest on any Debt Security of that series when due, continued for 30 days; (c) failure to deposit any sinking fund payment when due, in respect of any Debt Security of that series; (d) failure to perform any other covenant of the Company in the Indenture (other than a covenant included in the Indenture solely for the benefit of one or more series of Debt Securities other than that series), continued for 60 days after written notice as provided in the Indenture; (e) certain events of bankruptcy, insolvency, conservatorship, receivership or reorganization; and (f) any other Event of Default provided with respect to the Debt Securities of that series.

     If an Event of Default with respect to the outstanding Debt Securities of any series occurs and is continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are original issue discount Debt Securities, such portion of the principal amount as may be specified in the terms of that series) of all the outstanding Debt Securities of that series to be due and payable immediately. At any time after the declaration of acceleration with respect to the Debt Securities of any series has been made, but before a judgment or decree based on acceleration has been obtained, the Holders of a majority in aggregate principal amount of the outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration.

     The Indenture provides that, subject to the duty of the Trustee during default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for the indemnification of the Trustee and subject to certain limitations, the Holders of a majority in aggregate principal amount of the outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of that series.

     The Company is required to furnish to the Trustee annually a statement as to the performance by the Company of certain of its obligations under the Indenture and as to any default in such performance.

MODIFICATIONS AND WAIVER

     Modifications and amendments of the Indenture may be made by the Company and the Trustee without the consent of any Holders to, among other things, (a) evidence the succession of another corporation to the Company, (b) add to the covenants of the Company or surrender any right or power conferred upon the Company, (c) establish the form or terms of Debt Securities, including any subordination provisions, (d) cure any ambiguity, correct or supplement any provision which may be defective or inconsistent or make any other provisions with respect to matters or questions arising under the Indenture, provided that such action does not adversely affect the interests of the Holders of Debt Securities of any series in any material respect, (e) add to, delete, or revise conditions, limitations and restrictions on the authorized amounts, terms or purpose of Debt Securities, as set forth in the Indenture, or
(f) evidence and provide for a successor Trustee.

     Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the outstanding Debt Securities of each series affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each outstanding Debt Security affected thereby, (a) change the stated maturity date of the principal of, or any installment of principal of or interest , if any, on any Debt Security , (b) reduce the principal amount of, or premium or interest if any, on any Debt Security, (c) reduce the amount of principal of an original issue discount Debt Security payable upon acceleration of the maturity thereof, (d) change the currency of payment of the principal of, or premium or interest, if any, on any Debt Security, (e) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security, (f) modify the conversion provisions, if any, of any Debt Security in a manner adverse to the Holder of that Debt Security, or (g) reduce the percentage in principal amount of the outstanding Debt Security of any series, the consent of whose Holders is required for modification or amendment of that Indenture or for waiver of compliance with certain provisions of that Indenture or for waiver of certain defaults.

     The Holders of a majority in aggregate principal amount of the outstanding Debt Security of each series may, on behalf of all Holders of the Debt Securities of that series, waive, insofar as that series is concerned, compliance by the Company with certain restrictive provisions of the Indenture. The Holders of a majority in aggregate principal amount of the outstanding Debt Securities of each series may, on behalf of all Holders of the Debt Securities of that series, waive any past default under the Indenture with respect to the Debt Securities of that series, except a default in the payment of principal or premium or interest, if any, or a default in respect of a covenant or provision which under the terms of the Indenture cannot be modified or amended without the consent of the Holder of each outstanding Debt Security of the series affected.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     The Indenture provides that the Company, without the consent of the Holders of any of the Debt Securities, may consolidate or merge with or into or transfer its assets substantially as an entirety to, any entity organized under the laws of the United States or any state, provided that the successor entity assumes the Company's obligations under the Indenture, that after giving effect to the transaction no Event of Default, and no event which, after notice or lapse of time, would become an Event of Default, shall have occurred and be continuing, and that certain other conditions are met.

GLOBAL SECURITIES

     The Debt Securities of a series may be issued in whole or in part in global form (the "Global Securities"). Except as set forth in a Prospectus Supplement, the terms and provisions with respect to any Global Securities will be as set forth in this Section captioned "Global Securities." The Global Securities will be deposited with a depositary (the "Depositary"), or with a nominee for a Depositary, identified in the Prospectus Supplement. In such case, one or more Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding Debt Securities of the series to be represented by such Global Security or Securities. Unless and until it is exchanged in whole or in part for Debt Securities in definitive form, a Global Security may not be transferred except as a whole by the Depositary for such Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor.

     The specific material terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Global Security will be described in the Prospectus Supplement. The Company anticipates that the following provisions will apply to all depositary arrangements.

     Upon the issuance of a Global Security, the Depositary for such Global Security will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of persons that have accounts with such Depositary ("participants"). The accounts to be credited shall be designated by any underwriters or agents participating in the distribution of such Debt Securities. Ownership of beneficial interests in a Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary for such Global Security (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participant). So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or Holder of the Debt Securities represented by such Global Security for all purposes under the Indenture; provided, however, that the purposes of obtaining any consents or directions required to be given by the Holders of the Debt Securities, the Company, the Trustee and its agents will treat a person as the holder of such principal amount of Debt Securities as specified in a written statement of the Depositary. Except as set forth herein or otherwise provided in the Prospectus Supplement, owners of beneficial interests in a Global Security will not be entitled to have the Debt Securities represented by such Global Security registered in their names, will not receive physical delivery of such Debt Securities in definitive form and will not be considered the registered owners or Holders thereof under the Indenture, but the beneficial owners and Holders only.

     Principal, premium, if any, and interest payments on Debt Securities represented by a Global Security registered in the name of a Depositary or its nominee will be made to such Depositary or its nominee, as the case may be, as the registered owner of such Global Security. None of the Company, the Trustee or any Paying Agent for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company expects that the Depositary for any Debt Securities represented by a Global Security, upon receipt of any payment of principal, premium, if any, or interest will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of such Depositary. The Company also expects that payments by participants will be governed by standing instructions and customary practices, as is now the case with the securities held for the accounts of customers registered in "street names" and will be the responsibility of such participants.

     If the Depositary for any Debt Securities represented by a Global Security is at any time unwilling or unable to continue as Depositary and a successor Depositary is not appointed by the Company within 90 days, the Company will issue such Debt Securities in definitive form in exchange for such Global Security. In addition, the Company may at any time and in its sole discretion determine not to have any of the Debt Securities of a series represented by one or more Global Securities and, in such event, will issue Debt Securities of such series in definitive form in exchange for all of the Global Security or Securities representing such Debt Securities.

     The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer beneficial interests in Debt Securities represented by Global Securities.

                              SECURITIES WARRANTS

     The Company may issue Securities Warrants for the purchase of Common Stock, Preferred Stock or Debt Securities. Securities Warrants may be issued independently or together with Common Stock, Preferred Stock or Debt Securities offered by any Prospectus Supplement and may be attached to or separate from such Common Stock, Preferred Stock, or Debt Securities. Each series of Securities Warrants will be issued under a separate warrant agreement (a "Securities Warrant Agreement") to be entered into between the Company and a bank or trust company, as Securities Warrant agent, all as set forth in the Prospectus Supplement relating to the particular issue of offered Securities Warrants. The Securities Warrant agent will act solely as an agent of the Company in connection with the Securities Warrants of such series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of Securities Warrants. The following summaries of certain provisions of the Securities Warrant Agreement and Securities Warrants do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Securities Warrant Agreement and the Securities Warrants relating to each series of Securities Warrants which will be filed with the Commission and incorporated by reference as an exhibit to the Registration Statement of which this Prospectus is a part at or prior to the time of the issuance of such series of Securities Warrants.

     In the case of Securities Warrants for the purchase of Common Stock or Preferred Stock, the applicable Prospectus Supplement will describe the terms of such Securities Warrants, including the following where applicable: (i) the offering price; (ii) the aggregate number of shares purchasable upon exercise of such Securities Warrants, the exercise price, and in the case of Securities Warrants for Preferred Stock the designation, aggregate number and terms of the series of Preferred Stock purchasable upon exercise of such Securities Warrants;
(iii) the designation and terms of any series of Preferred Stock with which such Securities Warrants are being offered and the number of such Securities Warrants being offered with such Preferred Stock; (iv) the date, if any, on and after which such Securities Warrants and the related series of Preferred Stock or Common Stock will be transferable separately; (v) the date on which the right to exercise such Securities Warrants shall commence and the Expiration Date; (vi) any special United States Federal income tax consequences; and (vii) any other terms of such Securities Warrants.

     If Securities Warrants for the purchase of Debt Securities are offered, the applicable Prospectus Supplement will describe the terms of such Securities Warrants, including the following where applicable: (i) the offering price; (ii) the denominations and terms of the series of Debt Securities purchasable upon exercise of such Securities Warrants; (iii) the designation and terms of any series of Debt Securities, with which such Securities Warrants are being offered with each such Debt Securities; (iv) the date, if any, on and after which such Securities Warrants and the related series of Debt Securities will be transferable separately; (v) the principal amount of the series of Debt Securities purchasable upon exercise of each such Securities Warrant and the price at which such principal amount of Debt Securities of such series may be purchased upon such exercise; (vi) the date on which the right shall expire (the "Expiration Date"); (vii) whether the Securities Warrants will be issued in registered or bearer form; (viii) any special United States Federal income tax consequences; (ix) the terms, if any, on which the Company may accelerate the date by which the Securities Warrants must be exercised; and (x) any other terms of such Securities Warrants.

     Securities Warrant certificates may be exchanged for new Securities Warrant certificates of different denominations, may (if in registered form) be presented for registration of transfer, and may be exercised at the corporate trust office of the Securities Warrant agent or any other office indicated in the applicable Prospectus Supplement. Prior to the exercise of any Securities Warrant to purchase Debt Securities, holders of such Securities Warrants will not have any of the rights of holders of the Debt Securities purchasable upon such exercise, including the right to receive payments of principal or premium, if any, or interest, if any, on such Debt Securities or to enforce covenants in the applicable indenture. Prior to the exercise of any Securities Warrants to purchase Common Stock or Preferred Stock, holders of such Securities Warrants will not have any rights of holders of such Common Stock or Preferred Stock, including the right to receive payments of dividends, if any, on such Common Stock or Preferred Stock, or to exercise any applicable right to vote.

EXERCISE OF SECURITIES WARRANTS

     Each Securities Warrant will entitle the holder thereof to purchase a number of shares of Common Stock, Preferred Stock or such principal amount of Debt Securities, as the case may be, at such exercise price as shall in each case be set forth in, or calculable from, the Prospectus Supplement relating to the offered Securities Warrants. After the close of business on the Expiration Date (or such later date to which such Expiration Date may be extended by the Company), unexercised Securities Warrants will become void.

     Securities Warrants may be exercised by delivering to the Securities Warrant agent payment as provided in the applicable Prospectus Supplement of the amount required to purchase the Common Stock, Preferred Stock or Debt Securities, as the case may be, purchasable upon such exercise together with certain information set forth on the reverse side of the Securities Warrant certificate. Securities Warrants will be deemed to have been exercised upon receipt of payment of the exercise price, subject to the receipt within five (5) business days, of the Securities Warrant certificate evidencing such Securities Warrants. Upon receipt of such payment and the Securities Warrant certificate properly completed and duly executed at the corporate trust office of the Securities Warrant agent or any other office indicated in the applicable Prospectus Supplement, the Company will, as soon as practicable, issue and deliver the Common Stock, Preferred Stock or Debt Securities, as the case may be, purchasable upon such exercise. If fewer than all of the Securities Warrants represented by such Securities Warrant certificate are exercised, a new Securities Warrant certificate will be issued for the remaining amount of Securities Warrants.

AMENDMENTS AND SUPPLEMENTS TO SECURITIES WARRANT AGREEMENT

     The Securities Warrant Agreements may be amended or supplemented without the consent of the holders of the Securities Warrants issued thereunder to effect changes that are not inconsistent with the provisions of the Securities Warrants and that do not adversely affect the interests of the holders of the Securities Warrants.

COMMON STOCK WARRANT ADJUSTMENTS

     Unless otherwise indicated in the applicable Prospectus Supplement, the exercise price of, and the number of shares of Common Stock covered by a Common Stock Warrant are subject to adjustment in certain events, including (i) payment of a dividend on the Common Stock payable in capital stock and stock splits, combinations or reclassifications of the Common Stock, (ii) issuance to all holders of Common Stock of rights or warrants to subscribe for or purchase shares of Common Stock at less than their current market price (as defined in the Securities Warrant Agreement for such series of Common Stock Warrants), and
(iii) certain distributions of evidences of indebtedness or assets (including cash dividends or distributions paid out of consolidated earnings or retained earnings or dividends payable in Common Stock) or of subscription rights and warrants (excluding those referred to above).

     No adjustment in the exercise price of, and the number of shares of Common Stock covered by a Common Stock Warrant will be made for regular quarterly or other periods of recurring cash dividends or distributions or for cash dividends or distributions to the extent paid from consolidated earnings or retained earnings. No adjustment will be required unless such adjustment would require a change of at least 1% in the exercise price then in effect. Except as stated above, the exercise price of, and the number of shares of Common Stock covered by, a Common Stock Warrant will not be adjusted for the issuance of Common Stock or any securities convertible into or exchangeable for Common Stock, or carrying the right or option to purchase or otherwise acquire the foregoing in exchange for cash, other property or services.

     In the event of any (i) consolidation or merger of the Company with or into any entity (other than a consolidation or a merger that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of Common Stock), (ii) sale, transfer, lease or conveyance of all or substantially all of the assets of the Company or (iii) reclassification, capital reorganization or change of the Common Stock (other than solely a change in par value or from par value to no par value), then any holder of a Common Stock Warrant will be entitled, on or after the occurrence of any such event, to receive on exercise of such Common Stock Warrant the kind and amount of shares of stock or other securities, cash or other property (or any combination thereof) that the holder would have received had such holder exercised such holder's Common Stock Warrant immediately prior to the occurrence of such event. If the consideration to be received upon exercise of the Common Stock Warrant following any such event consists of common stock of the surviving entity, then from and after the occurrence of such event, the exercise price of such Common Stock Warrant will be subject to the same anti-dilution and other adjustments described in the second preceding paragraph, applied as if such common stock were Common Stock.

                              PLAN OF DISTRIBUTION

     The Company may sell the Securities to one or more underwriters for public offering and sale by them or may sell the Securities to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of Securities will be named in the applicable Prospectus Supplement. The Company has reserved the right to sell Securities directly to investors on its own behalf in those jurisdictions where and in such manner as it is authorized to do so.

     Underwriters may offer and sell Securities at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Company also may, from time to time, authorize underwriters or dealers, acting as the Company's agents, to offer and sell Securities upon the terms and conditions as are set forth in the applicable Prospectus Supplement. In connection with the sale of Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the Securities for whom they may act as agent. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

     Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Dealers and agents participating in the distribution of Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Securities may be deemed to be underwriting discounts and commissions. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

     The net proceeds to the Company from the sale of the Securities will be the purchase price of the Securities less any such discounts or commissions and the other attributable expenses of issuance and distribution.

     Certain of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for the Company and its subsidiaries in the ordinary course of business.

                                 LEGAL MATTERS

     Certain legal matters with respect to the Securities offered hereby will be passed upon for the Company by Argue Pearson Harbison & Myers, LLP, Los Angeles, California.

                                    EXPERTS

     The consolidated financial statements of Omega Healthcare Investors, Inc. (the Company), incorporated by reference from the Company's Annual Report on Form 10-K, for the year ended December 31, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report incorporated by reference therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

================================================================================

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS AND RELATED PROSPECTUS SUPPLEMENT DOES NOT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR ANY OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS AND RELATED PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ------------------

                               TABLE OF CONTENTS

                                           PAGE
                                           ----
             PROSPECTUS SUPPLEMENT
Available Information....................   S-2
Forward-Looking Information..............   S-2
Prospectus Supplement Summary............   S-3
The Offering.............................   S-7
Risk Factors.............................   S-9
Ratio of Earnings to Combined Fixed
  Charges and Preferred Stock
  Dividends..............................  S-13
Use of Proceeds..........................  S-14
Capitalization...........................  S-15
Selected Financial and Operating Data....  S-16
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations.............................  S-17
Properties...............................  S-20
Description of Series B Preferred
  Stock..................................  S-21
Certain Federal Income Tax
  Considerations.........................  S-29
Underwriting.............................  S-39
Legal Matters............................  S-40
                  PROSPECTUS
Available Information....................     3
Documents Incorporated by Reference......     3
The Company..............................     5
Ratio of Earnings to Combined Fixed
  Charges and Preferred Stock
  Dividends..............................     7
Use of Proceeds..........................     7
Description of Securities................     7
Common Stock.............................     7
Preferred Stock..........................     9
Debt Securities..........................    12
Securities Warrants......................    16
Plan of Distribution.....................    19
Legal Matters............................    19
Experts..................................    19

================================================================================

================================================================================

                                2,000,000 SHARES

                                OMEGA HEALTHCARE
                                INVESTORS, INC.

                           8.625% SERIES B CUMULATIVE
                                PREFERRED STOCK

                     (LIQUIDATION PREFERENCE $25 PER SHARE)

                     OMEGA HEALTHCARE INVESTORS, INC. LOGO
                                  ------------

                                   PROSPECTUS
                                   SUPPLEMENT
                                 APRIL 23, 1998

                                  ------------

                              SALOMON SMITH BARNEY
                           A.G. EDWARDS & SONS, INC.
                                COWEN & COMPANY
                            EVEREN SECURITIES, INC.
                           MORGAN STANLEY DEAN WITTER

================================================================================